Exhibit 99.1

Unaudited Interim Report

for the six-month period ended

30 June 2012

The following is a review of our financial condition and results of operations as of 30 June 2012 and for the six-month periods ended 30 June 2012 and 2011, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations. You should read the following discussion and analysis in conjunction with our interim unaudited condensed consolidated financial statements and the accompanying notes included elsewhere in this Form 6-K.

This document includes information from the previously published results announcement and unaudited interim report of Anheuser-Busch InBev NV/SA for the six-month period ended 30 June 2012, as amended to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission (“SEC”). The purpose of this document is to provide such additional disclosure as may be required by Regulation G and Item 10(e) and to delete certain information not in compliance with SEC regulations. This document does not update or otherwise supplement the information contained in the previously published results announcement and unaudited interim report.

Some of the information contained in this discussion, including information with respect to our plans and strategies for our business and our expected sources of financing, contain forward-looking statements that involve risk and uncertainties. You should read “Forward-Looking Statements” below for a discussion of the risks related to those statements. You should also read “Item 3. Key Information—D. Risk Factors” of our Annual Report on Form 20-F for the year ended December 31, 2011 filed with the SEC on April 13, 2012 (“2011 Annual Report”) for a discussion of certain factors that may affect our business, financial condition and results of operations. See “Presentation of Financial and Other Data” in our 2011 Annual Report for further information on our presentation of financial information.

We have prepared our interim unaudited condensed consolidated financial statements as of 30 June 2012 and for the six-month periods ended 30 June 2012 and 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). The financial information and related discussion and analysis contained in this report are presented in U.S. dollars except as otherwise specified. Unless otherwise specified the financial information analysis in this Form 6-K is based on interim unaudited condensed financial statements as of 30 June 2012 and for the six-month periods ended 30 June 2012 and 2011. The reported numbers as of 30 June 2012 and for the six-month periods ended 30 June 2012 and 2011 are unaudited, and in the opinion of management, include all normal adjustments that are necessary to present fairly the results for the interim periods. Due to seasonal fluctuations and other factors, the results of operations for the six-month periods ended 30 June 2012 and 2011 are not necessarily indicative of the results to be expected for the full year. Certain monetary amounts and other figures included in this report have been subject to rounding adjustments. Accordingly, any discrepancies in any tables between the totals and the sums of amounts listed are due to rounding.

We are a publicly traded company based in Leuven, Belgium, listed on Euronext Brussels under the symbol ABI. ADSs representing our ordinary shares trade on the NYSE under the symbol BUD. We are the world’s largest brewing company by volume, and one of the world’s five largest consumer products companies. As a consumer-centric, sales-driven company, we produce, market, distribute and sell a strong, balanced portfolio of well over 200 beer brands. These include global flagship brands Budweiser®, Stella Artois® and Beck’s®; multi-country brands such as Leffe® and Hoegaarden®; and many “local champions” such as Bud Light®, Skol®, Brahma®, Quilmes®, Michelob®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske® and Jupiler®. We also produce and distribute soft drinks, particularly in Latin America. Our brewing heritage and quality are rooted in brewing traditions that originate from the Den Hoorn brewery in Leuven, Belgium, dating back to 1366, and those of Anheuser & Co. brewery, established in 1852 in St. Louis, U.S.A. As of 31 December 2011, we employed approximately 116,000 people, with operations in 23 countries across the world. Given the breadth of our operations, we are organized along seven business zones or segments: North America, Latin America North, Latin America South, Western Europe, Central & Eastern Europe, Asia Pacific and Global Export & Holding Companies. The first six zones correspond to specific geographic regions in which our operations are based. As a result, we have a global footprint with a balanced exposure to developed and developing markets and production facilities spread across our six geographic regions.

Forward-Looking Statements

There are statements in this document, such as statements that include the words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” “may” or similar expressions that are forward-looking statements. These statements are subject to certain risks and uncertainties. Actual results may differ materially from those suggested by these statements due to, among others, the risks or uncertainties listed below. See also “Item 3. Key Information—D. Risk Factors” of our 2011 Annual Report for further discussion of risks and uncertainties that could impact our business.

These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict, that may cause actual results or developments to differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others:

•

local, regional, national and international economic conditions, including the risks of a global recession or a recession in one or more of our key markets, and the impact they may have on us and our customers and our assessment of that impact;

•	limitations on our ability to contain costs and expenses;

•	our expectations with respect to expansion, premium growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;

•	our ability to continue to introduce competitive new products and services on a timely, cost-effective basis;

•	the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;

•	changes in consumer spending;

•

changes in applicable laws, regulations and taxes in jurisdictions in which we operate, including the laws and regulations governing our operations, changes to tax benefit programs as well as actions or decisions of courts and regulators;

•	changes in pricing environments;

•	volatility in the prices of raw materials, commodities and energy;

•	difficulties in maintaining relationships with employees;

•

the monetary and interest rate policies of central banks, in particular the European Central Bank, the Board of Governors of the U.S. Federal Reserve System, the Bank of England, Banco Central do Brasil and other central banks;

•

continued availability of financing and our ability to achieve our targeted coverage and debt levels and terms, including the risk of constraints on financing in the event of a credit rating downgrade;

•

financial risks, such as interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, liquidity risk, inflation or deflation;

•	regional or general changes in asset valuations;

•	greater than expected costs (including taxes) and expenses;

•	the risk of unexpected consequences resulting from acquisitions;

•	tax consequences of restructuring and our ability to optimize our tax rate;

•	the outcome of pending and future litigation and governmental proceedings;

•	changes in government policies;

•	natural and other disasters;

•	any inability to economically hedge certain risks;

•	inadequate impairment provisions and loss reserves;

•	technological changes; and

•	our success in managing the risks involved in the foregoing.

Certain of the synergies information related to the announced combination with (or acquisition of shares of) Grupo Modelo set forth in “Recent Developments” constitute forward-looking statements and may not be representative of the actual synergies that will result from the announced combination with (or acquisition of shares of) Grupo Modelo because they are based on estimates and assumptions that are inherently subject to significant uncertainties which are difficult to predict, and accordingly, there can be no assurance that these synergies will be realized.

Our statements regarding financial risks, including interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, inflation and deflation, are subject to uncertainty. For example, certain market and financial risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market or financial risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

We caution that these forward-looking statements are further qualified by the risk factors disclosed in “Item 3. Key Information—D. Risk Factors” of our 2011 Annual Report that could cause actual results to differ materially from those in the forward-looking statements. Subject to our obligations under Belgian and U.S. law in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Selected Financial Information

The selected historical financial information presented below as of 31 December and for the five years ended 31 December 2011 has been derived from our audited consolidated financial statements, which were prepared in accordance with IFRS. The selected historical financial information presented below as of 30 June 2012 and for the six-month periods ended 30 June 2012 and 2011 has been derived from our unaudited IFRS condensed consolidated interim financial statements. The interim data include all adjustments, consisting of normally recurring adjustments, necessary for a fair statement of the results for the interim period.

The selected historical financial information presented in the tables below should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements and the accompanying notes. The audited consolidated financial statements and the accompanying notes as of 31 December 2011 and 2010 and for the three years ended 31 December 2011 are included in our 2011 Annual Report. Similarly, the unaudited consolidated interim financial statements and the accompanying notes as of 30 June 2012 and for the six-month periods ended 30 June 2012 and 2011 are included in this interim report.

	Six months ended 30 June		Year ended 31 December
	2012	2011	2011	2010	2009	2008	2007
	(USD million, unless otherwise indicated)
	(unaudited)		(audited)
Income Statement Data
Revenue (1)	19,202	18,955	39,046	36,297	36,758	23,507	19,735
Profit from operations	5,815	5,709	12,329	10,897	11,569	5,340	5,872
Profit	4,596	3,386	7,959	5,762	5,877	3,126	4,167
Profit attributable to our equity holders	3,648	2,414	5,855	4,026	4,613	1,927	3,005
Ratio of earnings to fixed charges(2)	4.60	2.88	3.45	2.65	2.43	2.90	5.88
Weighted average number of ordinary shares (million shares)(3),(7)	1,599	1,594	1,595	1,592	1,584	999	976
Diluted weighted average number of ordinary shares (million shares)(4),(7)	1,624	1,613	1,614	1,611	1,593	1,000	981
Basic earnings per share (USD)(5),(7)	2.28	1.51	3.67	2.53	2.91	1.93	3.08
Diluted earnings per share (USD)(6),(7)	2.25	1.50	3.63	2.50	2.90	1.93	3.06
Dividends per share (USD)	n/a	n/a	1.55	1.07	0.55	0.35	3.67
Dividends per share (EUR)	n/a	n/a	1.20	0.80	0.38	0.28	2.44
Other Data
Volumes (million hectoliters)	195	193	399	399	409	285	271

	As of 30 June	As of 31 December
	2012	2011	2010	2009	2008 (adjusted)(8)	2007
	(USD million, unless otherwise indicated)
	(unaudited)	(audited)
Financial Position Data
Total assets	111,863	112,427	114,342	112,525	113,748	42,247
Equity	41,722	41,044	38,799	33,171	24,431	21,949
Equity attributable to our equity holders	37,692	37,492	35,259	30,318	22,442	20,057
Issued capital	1,734	1,734	1,733	1,732	1,730	559

Notes:

(1)	Turnover less excise taxes and discounts. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to our customers (see “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Excise Taxes” in our 2011 Annual Report).

(2)	The ratio of earnings to fixed charges represents the number of times fixed charges are covered by earnings. For the purposes of computing this ratio, earnings consist of profit from operations before taxes and share of results of associates, plus fixed charges, minus interest capitalized during the period. Fixed charges consist of interest and accretion expense, interest on finance lease obligations, interest capitalized, plus one-third of rent expense on operating leases, estimated by us as representative of the interest factor attributable to such rent expense. Anheuser-Busch InBev SA/NV (the “Parent Guarantor”) did not have any preferred stock outstanding and did not pay or accrue any preferred stock dividends during the periods presented above. The following table sets out our ratios of earnings to fixed charges for the six-month periods ended 30 June 2012 and 30 June 2011 and for each of the five years ended 31 December 2011, 2010, 2009, 2008, and 2007 based on information derived from our consolidated financial statements, which are prepared in accordance with IFRS:

	Six Months ended 30 June		Year ended 31 December
	2012	2011	2011	2010	2009	2008	2007
	(unaudited)		(audited)
Earnings:
Profit from operations before taxes and share of results of associates	5,018	3,920	9,192	7,161	7,150	3,740	5,054
Add: Fixed charges (below)	1,387	2,064	3,702	4,313	5,014	1,965	1,035
Less: Interest Capitalized (below)	29	49	110	35	4	—	—

Total earnings	6,376	5,935	12,784	11,439	12,160	5,705	6,089

Fixed charges:
Interest expense and similar charges	1,209	1,865	3,216	3,848	4,394	1,761	926
Accretion expense	109	109	286	351	526	127	49
Interest capitalized	29	49	110	35	4	—	—
Estimated interest portion of rental expense	40	41	90	79	90	77	60

Total fixed charges	1,387	2,064	3,702	4,313	5,014	1,965	1,035

Ratio of earnings to fixed charges	4.60	2.88	3.45	2.65	2.43	2.90	5.88

(3)	Weighted average number of ordinary shares means, for any period, the number of shares outstanding at the beginning of the period, adjusted by the number of shares canceled, repurchased or issued during the period multiplied by a time-weighting factor.
(4)	Diluted weighted average number of ordinary shares means the weighted average number of ordinary shares, adjusted by the effect of share options issued.
(5)	Earnings per share means, for any period, profit attributable to our equity holders for the period divided by the weighted average number of ordinary shares.
(6)	Diluted earnings per share means, for any period, profit attributable to our equity holders for the period divided by the diluted weighted average number of ordinary shares.
(7)	In accordance with IAS 33, we adjusted historical data per share for the year ended 31 December 2007 by an adjustment ratio of 0.6252 as a result of the capital increase pursuant to the rights offering we completed in December 2008 to restate (i) the weighted average number of ordinary shares; (ii) the diluted weighted average number of ordinary shares; (iii) the basic earnings per share; and (iv) the diluted earnings per share.
(8)	In 2009, we completed the purchase price allocation of the Anheuser-Busch acquisition in accordance with IFRS 3. IFRS 3 requires the acquirer to retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date. As such, total assets have been adjusted to reflect the final purchase price adjustments.

Capitalization and Indebtedness

The following table shows our cash and cash equivalents and capitalization as of 30 June 2012. You should read the information in this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the 2011 Annual Report, our audited consolidated financial statements including the accompanying notes in the 2011 Annual Report and the unaudited consolidated interim financial statements and the accompanying notes included in this interim report.

As of 30 June 2012 Actual
(USD million, unaudited)
Cash and cash equivalents, less bank overdrafts	3,673
Current interest-bearing liabilities
Secured bank loans	50
Commercial papers	2,255
Unsecured bank loans	325
Unsecured bond issues	4,916
Secured other loans	6
Unsecured other loans	15
Finance lease liabilities	3
Non-current interest-bearing liabilities
Secured bank loans	65
Unsecured bank loans	4,616
Unsecured bond issues	27,389
Secured other loans	—
Unsecured other loans	74
Finance lease liabilities	129

Total interest-bearing liabilities	39,843

Equity attributable to our equity holders	37,692
Non-controlling interests	4,030

Total Capitalization:	81,565

Results of Operations for the Six-Month Period Ended 30 June 2012 Compared to Six-Month Period Ended 30 June 2011

The table below presents our condensed consolidated results of operations the six-month periods ended 30 June 2012 and 2011.

	Six-month period ended 30 June 2012	Six-month period ended 30 June 2011	Change
	(USD million, except volumes)		(%)(1)
Volumes (thousand hectoliters)	194,856	192,691	1.1
Revenue	19,202	18,955	1.3
Cost of sales	(8,064)	(8,231)	2.0
Gross profit	11,139	10,724	3.9
Distribution expenses	(1,906)	(1,620)	(17.7)
Sales and marketing expenses	(2,683)	(2,540)	(5.6)
Administrative expenses	(1,027)	(990)	(3.7)
Other operating income/expenses	270	239	13.0
Exceptional items	23	(104)	122.1
Profit from operations	5,815	5,709	1.9
EBITDA, as defined(2)	7,169	7,084	1.2

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	For a discussion of how we use EBITDA, as defined, and its limitations, and a table showing the calculation of our EBITDA, as defined, for the periods shown, see “—EBITDA, as defined” below.

Volumes

Our reported volumes include both beer and non-beer (primarily carbonated soft drinks) volumes. In addition, volumes include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network, particularly in Western Europe. Volumes sold by the Global Export & Holding Companies businesses are shown separately. Our pro rata share of volumes in Grupo Modelo is not included in the reported volumes.

The table below summarizes the volume evolution by zone.

	Six-month period ended 30 June 2012	Six-month period ended 30 June 2011	Change
	(thousand hectoliters)		(%)(1)
North America	62,676	63,462	(1.2)
Latin America North	58,567	55,623	5.3
Latin America South	16,536	16,294	1.5
Western Europe	14,373	15,377	(6.5)
Central & Eastern Europe	11,295	12,639	(10.6)
Asia Pacific	28,026	25,909	8.2
Global Export & Holding Companies	3,383	3,387	(0.1)

Total	194,856	192,691	1.1

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated volumes for the six-month period ended 30 June 2012 increased 2.2 million hectoliters, or 1.1%, to 195 million hectoliters compared to our consolidated volumes for the six-month period ended 30 June 2011.

The results for the six-month period ended 30 June 2012 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2011 and 2012.

•

The 2011 acquisitions include the acquisitions in China of Liaoning Dalian Daxue Brewery Co. Ltd (“Daxue”) and Henan Weixue Beer Group Co. Ltd (“Weixue”), and the acquisitions in the United States of Fulton Street Brewery LLC (“Goose Island”) and certain distribution rights. Furthermore, our volumes were impacted by the progressive termination of the transitional supply agreement to brew and supply Labatt branded beer to KPS Capital Partners, L.P. following the disposal of InBev USA in 2009 and the termination of certain Staropramen brewing and distribution rights in 2011. The 2012 acquisitions include the acquisition in Dominican Republic of Cervecería Nacional Dominicana (“CND”). These transactions impacted positively our volumes by 0.6 million hectoliters (net) for the six-month period ended 30 June 2012 compared to the six-month period ended 30 June 2011.

Excluding volume changes attributable to the acquisitions and disposals described above, our own beer volumes increased 0.4% in the six-month period ended 30 June 2012 compared to our own beer volumes for the six-month period ended 30 June 2011. Our focus brands grew 2.2% in the six-month period ended 30 June 2012 as compared to the same period in 2011, led by Budweiser globally, Harbin in China, Antarctica and Brahma in Brazil, the Bud Light Family in the United States and Bud in Russia. On the same basis, in the six-month period ended 30 June 2012, our non-beer volumes increased by 5.3% compared to the same period in 2011.

North America

In the six-month period ended 30 June 2012, our volumes in North America decreased by 1.2% compared to the six-month period ended 30 June 2011. Excluding the acquisitions and disposals described above, our total volume would have decreased by 0.4%. Our shipment volumes in the United States fell 0.7%, as a result of planned adjustments to our shipping patterns in order to ensure a smoother and more cost efficient phasing of deliveries to our wholesalers. However, domestic United States beer sales-to-retailers adjusted for the number of selling days continued to make good progress, increasing by 0.2% for the six-month period ended 30 June 2012 compared to 30 June 2011.

We estimate that our market share trends continued to improve, declining by approximately 25 bps, with significant improvements in the premium-plus and flavored malt beverage category following the roll-out of Bud Light Platinum and Bud Light Lime Lime-A-Rita. We estimate we gained market share with the Bud Light Family, Michelob Ultra and our high end brands. This was offset by share losses in Budweiser, where we continue to focus on stabilizing the brand, and in our value brands, as a result of our strategy to close the price gap with our premium brands. In Canada, our beer volumes increased 1.6% during the six-month period ended 30 June 2012, driven by a partial recovery from the economic slowdown of last year. We estimate that our market share for the six-month period ended 30 June 2012 was marginally below the same period in 2011.

Latin America North

In the six-month period ended 30 June 2012, our volumes in Latin America North increased by 2.9 million hectoliters, or 5.3%, compared to the same period in 2011. Excluding the acquisitions and disposals described above, our total volume would have increased by 4.2% in the six-month period ended 30 June 2012 compared to the same period in 2011, with beer volume increasing 3.5% and soft drink volume increasing 6.0% on the same basis. In Brazil, our beer volume increased 3.4% during the six-month period ended 30 June 2012, benefiting from a strong Carnival execution, the positive effect of higher consumer disposable income in 2012, helped by the 7.5% real increase in the minimum wage, growth in the on-trade, and the continued roll-out of package innovations. Budweiser, which was launched nine months ago, continued to perform well as national distribution was increased. Stella Artois is also growing quickly with over 67.2% volume growth. We estimate that our market share increased by 30 bps in the six-month period ended 30 June 2012.

Latin America South

Latin America South volumes for the six-month period ended 30 June 2012 increased by 0.2 million hectoliters, or 1.5%, with beer and non-beer volumes increasing 1.0% and 2.3%, respectively, compared to the same period in 2011. Our beer volumes in Argentina grew 1.9% in the six-month period ended 30 June 2012 compared to the same period in 2011 driven by a strong first quarter industry performance and strong market campaigns. We estimate that we gained market share with a solid performance of Quilmes and Stella Artois.

Western Europe

Our volumes, including subcontracted volumes, for the six-month period ended 30 June 2012 decreased by 1.0 million hectoliters, or 6.5%, compared to the six-month period ended 30 June 2011. Excluding the acquisitions and disposals described above, our volumes would have decreased by 6.2%. Own beer volume for the six-month period ended 30 June 2012 decreased 4.9%.

In Belgium, own beer volumes decreased 7.0% in the six-month period ended 30 June 2012, driven by a weak industry performance due to extremely unfavorable weather compared to the exceptionally warm spring in the previous year, as well as limited market share loss due to competitive activity in the off-trade channel. In Germany, own beer volumes fell 2.4% in the six-month period ended 30 June 2012, while we estimate that our market share grew versus the previous year despite a competitive pricing environment. We estimate that our Focus Brands, Beck’s and Hasseröder, continued to do well, gaining market share, driven by product and package innovation. In the United Kingdom, own beer volumes excluding cider declined 9.9% in the six-month period ended 30 June 2012 as a consequence of unfavorable weather and market share loss. Market share was negatively impacted by competitive activity in the off-trade and package mix, with consumers moving from bottles to multi-pack cans at lower price points, as well as the timing of shipments associated with our price increase. The mix change impacted Stella Artois and Beck’s, in particular, which hold strong positions in premium bottled lager. We estimate that Budweiser delivered a solid performance and gained market share.

Central & Eastern Europe

Our volumes for the six-month period ended 30 June 2012 decreased by 1.3 million hectoliters, or 10.6%, compared to the six-month period ended 30 June 2011. In Russia, our beer volumes fell 9.5% for the six-month period ended 30 June 2012 compared to the six-month period ended 30 June 2011 on the back of a soft industry with high regulatory pressure. We estimate that industry weaknesses account for approximately 60% of the total volume decline, with the balance due to market share. The loss in share has been driven by the implementation of tax-related and other selective price increases at the start of the year and competitor promotional activities in key account channels. We estimate we continued to gain market share in the premium, led by Bud and Stella Artois.

In Ukraine, our beer volumes decreased 12.2% for the six-month period ended 30 June 2012 compared to the six-month period ended 30 June 2011 due to a weak industry, which we estimate declined by 6% in the six-month period ended 30 June 2012, and the implementation of price increases ahead of competition.

Asia Pacific

For the six-month period ended 30 June 2012, our volumes grew 2.1 million hectoliters, or 8.2%, compared to the same period in 2011. Excluding the acquisitions described above, our total volume would have increased by 5.7% in the six-month period ended 30 June 2012 compared to the same period in 2011. On the same basis, beer volumes in China grew 5.9%. We estimate that in China, our focus brands continued to grow well ahead of the rest of our portfolio, growing by 12.4% in the six-month period ended 30 June 2012. We estimate that we gained market share in the first five months of 2012.

Global Export & Holding Companies

For the six-month period ended 30 June 2012, Global Export & Holding Companies remained basically flat, compared to the same period in 2011. Excluding the acquisitions and disposals described above, our volumes would have increased by 1.8%.

Revenue

The following table reflects changes in revenue across our business zones for the six-month period ended 30 June 2012 as compared to our revenue for the six-month period ended 30 June 2011.

	Six-month period ended 30 June 2012	Six-month period ended 30 June 2011	Change
	(USD million)		(%) (1)
North America	7,953	7,706	3.2
Latin America North	5,299	5,343	(0.8)
Latin America South	1,377	1,215	13.3
Western Europe	1,763	1,996	(11.7)
Central & Eastern Europe	826	843	(2.0)
Asia Pacific	1,306	1,067	22.4
Global Export & Holding Companies	677	786	(13.9)

Total	19,202	18,955	1.3

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated revenue was USD 19,202 million for the six-month period ended 30 June 2012. This represented an increase of 1.3% as compared to our consolidated revenue for the six-month period ended 30 June 2011 of USD 18,955 million. The results for the six-month period ended 30 June 2012 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2011 and 2012 and currency translation effects.

•

The 2011 acquisitions include the acquisitions in China of Daxue and Weixue, and the acquisitions in the United States of Goose Island and certain distribution rights. Furthermore, our volumes were impacted by the progressive termination of the transitional supply agreement to brew and supply Labatt branded beer to KPS following the disposal of InBev USA in 2009 (collectively the “2011 acquisitions and disposals”). The 2012 acquisitions include the acquisition in Dominican Republic of CND ( the “2012 acquisition” and together with the 2011 acquisition and disposals, the “2012 and 2011 acquisitions and disposals”). These acquisitions and disposals positively impacted our consolidated revenue by USD 63 million (net) for the six-month period ended 30 June 2012 compared to the six-month period ended 30 June 2011.

•

Our consolidated revenue for the six-month period ended 30 June 2012 also reflects an unfavorable currency translation impact of USD 845 million mainly arising from currency translation effects in Latin America North, Latin America South and Western Europe.

Excluding the effects of the business acquisitions and disposals described above and currency translation effects, our revenue would have increased 5.4% for the six-month period ended 30 June 2012 compared to the six-month period ended 30 June 2011. Our consolidated revenue for the six-month period ended 30 June 2012 was partly impacted by the developments in volume discussed above. On the same basis, revenue per hectoliter improved 5.3%, supported by mix improvements and revenue management initiatives.

The main business zones contributing to growth in our consolidated revenues were North America, due to price increases implemented at the end of 2011, as well as positive brand and package mix; Latin America North, driven by the carry-over of price increases from 2011, positive premium brand mix, and higher direct distribution; Latin America South, as a result of a strong first quarter industry performance and strong market campaigns in Argentina; and Asia Pacific supported by volume, brand mix and selective price increases.

Cost of Sales

The following table reflects changes in cost of sales across our business zones for the six-month period ended 30 June 2012 as compared to the six-month period ended 30 June 2011:

	Six-month period ended 30 June 2012	Six-month period ended 30 June 2011	Change
	(USD million)		(%)(1)
North America	(3,276)	(3,419)	4.2
Latin America North	(1,745)	(1,795)	2.8
Latin America South	(534)	(476)	(12.2)
Western Europe	(760)	(854)	11.0
Central & Eastern Europe	(455)	(471)	3.4
Asia Pacific	(750)	(609)	(23.2)
Global Export & Holding Companies	(544)	(608)	10.5

Total	(8,064)	(8,231)	2.0

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated cost of sales was USD 8,064 million for the six-month period ended 30 June 2012. This represented a decrease of USD 167 million, or 2.0%, compared to our consolidated cost of sales for the six-month period ended 30 June 2011. The results for the six-month period ended 30 June 2012 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2011 and 2012 and currency translation effects.

•

The 2012 and 2011 acquisitions and disposals described above negatively impacted our consolidated cost of sales by USD 23 million (net) for the six-month period ended 30 June 2012 compared to the six-month period ended 30 June 2011.

•

Our consolidated cost of sales for the six-month period ended 30 June 2012 also reflects a positive currency translation impact of USD 273 million mainly arising from currency translation effects in Latin America North, Latin America South and Western Europe.

Excluding the effects of the business acquisitions and disposals described above, currency translation effects, and the effects of the amendment of the distribution system in the United States from a freight pass through system to a delivered price model as described below, our cost of sales would have increased by 3.4%. Our consolidated cost of sales for the six-month period ended 30 June 2012 was partly impacted by the developments in volume discussed above. On the same basis, cost of sales increased 3.9% on a per hectoliter basis as compared to the six-month period ended 30 June 2011, primarily driven by higher commodity costs in most zones, higher labor costs in Latin America South, and brand mix in North America and China.

Operating Expenses

The discussion below relates to our operating expenses, which equal the sum of our distribution expenses, sales and marketing expenses, administrative expenses and other operating income and expenses (net), for the six-month period ended 30 June 2012 as compared to the six-month period ended 30 June 2011. Our operating expenses do not include exceptional charges, which are reported separately.

Our operating expenses for the six-month period ended 30 June 2012 were USD 5,346 million, representing an increase of USD 435 million, or 8.9% compared to our operating expenses for the same period in 2011.

Distribution expenses

The following table reflects changes in distribution expenses across our business zones for the six-month period ended 30 June 2012 as compared to the six-month period ended 30 June 2011:

	Six-month period ended 30 June 2012	Six-month period ended 30 June 2011	Change
	(USD million)		(%)(1)
North America	(663)	(399)	(66.2)
Latin America North	(669)	(636)	(5.2)
Latin America South	(124)	(104)	(19.2)
Western Europe	(187)	(213)	12.2
Central & Eastern Europe	(98)	(116)	15.5
Asia Pacific	(110)	(84)	(31.0)
Global Export & Holding Companies	(55)	(69)	20.3

Total	(1,906)	(1,620)	(17.7)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated distribution expenses were USD 1,906 million for the six-month period ended 30 June 2012. This represented an increase of USD 286 million, or 17.7%, as compared to the six-month period ended 30 June 2011. The results for the six-month period ended 30 June 2012 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2011 and 2012 and currency translation effects.

•

The 2012 and 2011 acquisitions and disposals described above negatively impacted our consolidated distribution expenses by USD 2 million (net) for the six-month period ended 30 June 2012 compared to the six-month period ended 30 June 2011.

•	Our consolidated distribution expenses for the six-month period ended 30 June 2012 also reflect a positive currency translation impact of USD 109 million.

Excluding the effects of the business acquisitions and disposals, the currency translation effects described above, and the effects of the amendment of the distribution system in the United States from a freight pass through system to a delivered price model as described below, the increase in distribution expenses would have been 11.5%, driven by (i) the roll-out of our innovations and additional wholesalers joining the managed freight program in the United States, (ii) higher transportation costs and additional direct distribution operations both in the United States and in Brazil and (iii) higher labor and transportation costs in Argentina.

Sales and marketing expenses

Marketing expenses include all costs relating to the support and promotion of brands, including operating costs (such as payroll and office costs) of the marketing departments, advertising costs (such as agency costs and media costs), sponsoring and events and surveys and market research. Sales expenses include all costs relating to the selling of products, including operating costs (such as payroll and office costs) of the sales department and sales force.

The following table reflects changes in sales and marketing expenses across our business zones for the six-month period ended 30 June 2012 as compared to the six-month period ended 30 June 2011:

	Six-month period ended 30 June 2012	Six-month period ended 30 June 2011	Change
	(USD million)		(%)(1)
North America	(897)	(834)	(7.6)
Latin America North	(653)	(635)	(2.8)
Latin America South	(147)	(131)	(12.2)
Western Europe	(337)	(386)	12.7
Central & Eastern Europe	(208)	(206)	(1.0)
Asia Pacific	(337)	(256)	(31.6)
Global Export & Holding Companies	(103)	(92)	(12.0)

Total	(2,683)	(2,540)	(5.6)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated sales and marketing expenses were USD 2,683 million for the six-month period ended 30 June 2012. This represented an increase of USD 143 million, or 5.6%, as compared to our sales and marketing expenses for the six-month period ended 30 June 2011. The results for the six-month period ended 30 June 2012 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2011 and 2012 and currency translation effects.

•

The 2012 and 2011 acquisitions and disposals described above negatively impacted our consolidated sales and marketing expenses by USD 22 million (net) for the six-month period ended 30 June 2012 compared to the six-month period ended 30 June 2011.

•	Our consolidated sales and marketing expenses for the six-month period ended 30 June 2012 also reflect a positive currency translation impact of USD 112 million.

Excluding the effects of the business acquisitions and disposals described above and currency translation effects, our overall sales and marketing expenses for the six-month period ended 30 June 2012 would have increased 9.1%, due to higher investments behind our brands and innovations in most zones.

Administrative expenses

The following table reflects changes in administrative expenses across our business zones for the six-month period ended 30 June 2012 as compared to the six-month period ended 30 June 2011:

	Six-month period ended 30 June 2012	Six-month period ended 30 June 2011	Change
	(USD million)		(%)(1)
North America	(239)	(268)	10.8
Latin America North	(264)	(239)	(10.5)
Latin America South	(44)	(39)	(12.8)
Western Europe	(131)	(151)	13.2
Central & Eastern Europe	(51)	(50)	(2.0)
Asia Pacific	(122)	(97)	(25.8)
Global Export & Holding Companies	(177)	(145)	(22.1)

Total	(1,027)	(990)	(3.7)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated administrative expenses were USD 1,027 million for the six-month period ended 30 June 2012. This represented an increase of USD 37 million, or 3.7%, as compared to our consolidated administrative expenses for the six-month period ended 30 June 2011. The results for the six-month period ended 30 June 2012 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2011 and 2012 and currency translation effects.

•

The 2012 and 2011 acquisitions and disposals described above negatively impacted our consolidated administrative expenses by USD 9 million (net) for the six-month period ended 30 June 2012 compared to the six-month period ended 30 June 2011.

•	Our consolidated administrative expenses for the six-month period ended 30 June 2012 also reflect a positive currency translation impact of USD 53 million.

Excluding the effects of the business acquisitions and disposals and the currency translation effects described above, administrative expenses would have increased by 8.2%, partly driven by the timing of certain expenses and provisions between quarters.

Other operating income/(expense)

The following table reflects changes in other operating income and expenses across our business zones for the six-month period ended 30 June 2012 as compared to the six-month period ended 30 June 2011:

	Six-month period ended 30 June 2012	Six-month period ended 30 June 2011	Change
	(USD million)		(%)(1)
North America	29	19	52.6
Latin America North	172	181	(5.0)
Latin America South	(7)	(4)	(75.0)
Western Europe	6	12	(50.0)
Central & Eastern Europe	2	—	—
Asia Pacific	47	9	422.2
Global Export & Holding Companies	21	22	(4.5)

Total	270	239	13.0

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

The net positive effect of our other operating income and expenses for the six-month period ended 30 June 2012 was USD 270 million. This represented an increase of USD 31 million, or 13.0%, compared to the six-month period ended 30 June 2011. The results for the six-month period ended 30 June 2012 reflect a negative translation impact of USD 19 million.

Excluding the effects of currency translation effects, other operating income and expenses would have increased by 20.1% for the six-month period ended 30 June 2012 as compared to the same period in 2011.

Exceptional Items

Exceptional items are items which, in our management’s judgment, need to be disclosed separately by virtue of their size and incidence in order to obtain a proper understanding of our financial information. We consider these items to be of significance in nature, and accordingly, our management has excluded these items from their segment measures of performance.

For the six-month period ended 30 June 2012, exceptional items consisted of restructuring charges, business and asset disposals, and acquisition costs of business combinations. Exceptional items were as follows for the six-month period ended 30 June 2012 and 2011:

	Six-month period ended 30 June 2012	Six-month period ended 30 June 2011
	(USD million)
Restructuring (including impairment losses)	(7)	(156)
Business and asset disposal (including impairment losses)	39	55
Acquisitions costs business combinations	(9)	(3)

Total	23	(104)

Restructuring

Exceptional restructuring charges (including impairment losses) amounted to a net cost of USD 7 million for the six-month period ended 30 June 2012 as compared to a net cost of USD 156 million for the six-month period ended 30 June 2011. The 2012 charges primarily relate to organizational alignments in North America and to the integration of CND in order to eliminate overlap or duplicated processes. These one-time expenses as a result of the series of decisions provide us with a lower cost base besides a stronger focus on our core activities, quicker decision-making and improvements to efficiency, service and quality. See Note 6 to our unaudited interim report for the six-month period ended 30 June 2012.

Business and asset disposal

Business and asset disposals (including impairment losses) amounted to a net benefit of USD 39 million for the six-month period ended 30 June 2012 compared to a net benefit of USD 55 million for the same period in 2011. The 2012 net benefit relates mainly to the sale of certain non-core assets, with a net gain of USD 29 million and the reversal of provisions for contractual exposures related to divestures of previous years.

Acquisitions costs business combinations

Acquisition costs of USD 9 million for the six-month period ended 30 June 2012 relate to the acquisition of CND on 11 May 2012. See Note 6 to our unaudited interim report for the six-month period ended 30 June 2012.

Profit from Operations

The following table reflects changes in profit from operations across our business zones for the six-month period ended 30 June 2012 as compared to the six-month period ended 30 June 2011:

	Six-month period ended 30 June 2012	Six-month period ended 30 June 2011	Change
	(USD million)		(%)(1)
North America	2,932	2,761	6.2
Latin America North	2,125	2,219	(4.2)
Latin America South	521	458	13.8
Western Europe	359	301	19.3
Central & Eastern Europe	18	—	—
Asia Pacific	35	28	25.0
Global Export & Holding Companies	(174)	(58)	(200.0)

Total	5,815	5,709	1.9

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our profit from operations increased to USD 5,815 million for the six-month period ended 30 June 2012. This represented an increase of USD 106 million, or 1.9%, as compared to our profit from operations for the six-month period ended 30 June 2011. The results for six-month period ended 30 June 2012 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2011 and 2012, currency translation effects and the effects of certain exceptional items as described above.

•

The 2012 and 2011 acquisitions and disposals described above positively impacted our consolidated profit from operations by USD 5 million (net) for the six-month period ended 30 June 2012 compared to the six-month period ended 30 June 2011.

•	Our consolidated profit from operations for the year ended 31 December 2011 also reflects a negative currency translation impact of USD 344 million.

•

Our profit from operations for the six-month period ended 30 June 2012 was positively impacted by USD 23 million of certain exceptional items, as compared to a negative impact of USD 104 million for the six-month period ended 30 June 2011. See “—Exceptional Items” above for a description of the exceptional items during the six-month periods ended 30 June 2012 and 2011.

EBITDA, as defined

The following table reflects changes in our EBITDA, as defined, for the six-month period ended 30 June 2012 as compared to the six-month period ended 30 June 2011:

	Six-month period ended 30 June 2012	Six-month period ended 30 June 2011	Change
	(USD million)		(%)(1)
Profit	4,596	3,386	35.7
Net finance cost	797	1,789	55.4
Income tax expense	750	796	5.8
Share of result of associates	(328)	(262)	25.2

Profit from operations	5,815	5,709	1.9
Depreciation, amortization and impairment	1,354	1,375	1.5

EBITDA, as defined(2)	7,169	7,084	1.2

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	See “Item 5. Operating and Financial Review and Results of Operations—Results of Operations—Year Ended 31 December 2011 Compared to Year Ended 31 December 2010—EBITDA, as defined” of our 2011 Annual Report for additional information on our definition and use of EBITDA, as defined.

Our EBITDA, as defined, increased to USD 7,169 million for the six-month period ended 30 June 2012. This represented an increase of USD 85 million, or 1.2%, as compared to our EBITDA, as defined, for the six-month period ended 30 June 2011. The results for the six-month period ended 30 June 2012 reflect the performance of our business after the completion of the acquisitions and disposals we undertook in 2011 and 2012 discussed above and currency translation effects. Furthermore, our EBITDA, as defined, was positively impacted by USD 23 million (before impairment losses) of certain exceptional items in the six-month period ended 30 June 2012, as compared to a negative impact of USD 71 million during the six-month period ended 30 June 2011. See “—Exceptional Items” above for a description of the exceptional items during the six-month period ended 30 June 2012 and 2011.

Net Finance Cost

	Six-month period ended 30 June 2012	Six-month period ended 30 June 2011	Change
	(USD million)		(%)(1)
Net interest expense	(883)	(1,276)	30.8
Accretion expense	(109)	(94)	(16.0)
Other financial results	196	(56)	450.0

Net finance costs before exceptional finance costs	(796)	(1,426)	44.1
Mark-to-market adjustment on derivatives	—	(167)	—
Accelerated accretion expense	—	(15)	—
Other financial results	(1)	(181)	—

Exceptional finance costs	(1)	(363)	—

Net finance costs	(797)	(1,789)	55.4

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our net finance cost for the six-month period ended 30 June 2012 was USD 797 million, as compared to USD 1,789 million for the six-month period ended 30 June 2011, or a decrease of USD 992 million.

Net interest expenses reached USD 883 million for the six-month period ended 30 June 2012 compared to USD 1,276 million for the same period in 2011, mainly as a result of reduced net debt levels and the lower coupon resulting from the debt refinancing and repayments which occurred in 2011. Other financial results for the six-month period ended 30 June 2012 amount to a net benefit of USD 196 million primarily due to gains from derivative contracts to hedge risks associated with different share-based compensation programs, partially offset by costs of currency hedges as well as the payment of bank fees and taxes on financial transactions in the normal course of business. For the six-month period ended 30 June 2012, there was an additional non-cash accretion expense of approximately USD 20 million. This represents the IFRS accounting treatment for the put option associated with the company’s investment in Cervecería Nacional Dominicana S.A. (CND) in Dominican Republic, following the closing of the transaction in May 2012. This expense will be approximately USD 30 million in a full quarter.

In light of the announced acquisition of the remaining stake in Grupo Modelo, we recognized an exceptional finance cost of USD 1 million during the six-month period ended June 2012 related to commitment fees for the 2012 Facilities agreement. Such commitment fees accrue and are payable periodically on the aggregate undrawn but available funds under these facilities. See note 16 to our unaudited interim report for the six-month period ended 30 June 2012.

Share of result of associates

Our share of result of associates for the six-month period ended 30 June 2012 was USD 328 million as compared to USD 262 million for the six-month period ended 30 June 2011, attributable to the results of our investment in Grupo Modelo in Mexico.

Income Tax Expense

Our total income tax expense for the six-month period ended 30 June 2012 amounted to USD 750 million, with an effective tax rate of 14.9% (as compared to 20.3% for the six-month period ended 30 June 2011). The effective tax rate was lower in the six-month period ended 30 June 2012 compared to the same period in 2011. The decrease in effective tax rate mainly results from a shift in profit mix to countries with lower marginal tax rates, incremental tax benefits, the non-taxable nature of gains from certain derivatives related to the hedging of share-based payment programs, as well as the favorable outcomes of tax claims amounting to USD 136 million.

Profit Attributable to Non-Controlling Interests

The profit attributable to non-controlling interests was USD 948 million for the six-month period ended 30 June 2012, a decrease of USD 24 million from USD 972 million for the six-month period ended 30 June 2011, mainly due to the depreciation of the Brazilian real to the dollar.

Profit Attributable to Our Equity Holders

Profit attributable to our equity holders for the six-month period ended 30 June 2012 was USD 3,648 million with basic earnings per share of USD 2.28, based on 1,599 million shares outstanding, representing the weighted average number of shares outstanding during the six-month period ended 30 June 2012. Excluding the after-tax exceptional items discussed above, profit attributable to our equity holders for the six-month period ended 30 June 2012 would have been USD 3,628 million and basic earnings per share would have been USD 2.27.

Impact of Changes in Foreign Exchange Rates

Foreign exchange rates have a significant impact on our consolidated financial statements. The following table sets forth the percentage of our revenue realized by currency for the six-month periods ended 30 June 2012 and 2011:

	Six-month period ended 30 June
	2012	2011
U.S. dollars	39.8%	39.2%
Brazilian reais	26.3%	27.4%
Euro	7.2%	8.2%
Chinese yuan	6.7%	5.5%
Canadian dollars	5.2%	5.4%
Argentinean peso	4.7%	3.9%
Russian ruble	3.0%	3.2%
Other	7.1%	7.2%

Liquidity and Capital Resources

The following table sets forth our consolidated cash flows for the six-month periods ended 30 June 2012 and 2011:

	Six-month period ended 30 June 2012	Six-month period ended 30 June 2011
	(USD million)
Cash flow from operating activities	4,595	4,543
Cash flow from investing activities	(2,535)	(1,469)
Cash flow from financing activities	(3,513)	(3,210)

Net increase/(decrease) in cash and cash equivalents	(1,453)	(136)

Cash flow from operating activities

The following table sets forth our cash flow from operating activities for the six-month periods ended 30 June 2012 and 2011:

	Six-month period ended 30 June 2012	Six-month period ended 30 June 2011
	(USD million)
Profit	4,596	3,386
Interest, taxes and non-cash items included in profit	2,740	3,874

Cash flow from operating activities before changes in working capital and use of provisions	7,336	7,260
Change in working capital	(1,156)	(564)
Pension contributions and use of provisions	(453)	(393)
Interest and taxes (paid)/received	(1,849)	(2,162)
Dividends received	717	402

Cash flow from operating activities	4,595	4,543

Our cash flow from operating activities reached USD 4,595 million in the first half of 2012 compared to USD 4,543 million in the first half of 2011. The increase mainly results from higher profit generated in the six-month period ended 30 June 2012.

Changes in working capital in the six-month periods ended 30 June 2012 and 2011 reflect higher working capital levels compared to year-end levels partly due to seasonality. Changes in working capital in the six-month period ended 30 June 2012 are further impacted by the payments related to capital expenditure projects from last year, which had on average longer payment terms and a reduction in payables resulting from different timings of capital expenditures between quarters in 2012 compared to 2011.

Cash flow from investing activities

The following table sets forth our cash flow from investing activities for the six-month periods ended 30 June 2012 and 2011:

	Six-month period ended 30 June 2012	Six-month period ended 30 June 2011
	(USD million)
Net capex	(1,139)	(1,508)
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	(1,346)	(261)
Net proceeds from sale/(acquisitions) of investment in short term debt securities	(1)	335
Other	(49)	(35)

Cash flow from investing activities	(2,535)	(1,469)

Net cash used in investing activities was USD 2,535 million in the six-month period ended 30 June 2012 as compared to USD 1,469 million in the same period 2011. The increase is mainly explained by the acquisition of CND in Dominican Republic in May 2012. See Note 6 to our unaudited interim report for the six-month period ended 30 June 2012.

Our net capital expenditures amounted to USD 1,139 million in the six-month period ended 30 June 2012 and USD 1,508 million in the same period in 2011. The decrease in capital expenditure is the result of a different timing of our investments in 2012 compared to 2011. Out of the total capital expenditures for the six-month period ended 30 June 2012, approximately 50% was used to improve our production facilities, while 43% was used for logistics and commercial investments. Approximately 7% was used for improving administrative capabilities and purchase of hardware and software.

Cash flow from financing activities

The following table sets forth our cash flow from financing activities for the six-month periods ended 30 June 2012 and 2011:

	Six-month period ended 30 June 2012	Six-month period ended 30 June 2011
	(USD million)
Dividends paid	(3,079)	(2,237)
Net (payments) on/proceeds from borrowings	(315)	(548)
Net proceeds from the issue of share capital	95	128
Other	(214)	(553)

Cash flow from financing activities	(3,513)	(3,210)

The cash outflow from our financing activities amounted to USD 3,513 million in the six-month period ended 30 June 2012, as compared to a cash outflow of USD 3,210 million in the same period 2011. The cash flow from financing activities during the six-month period ended 30 June 2012 reflects higher dividend pay outs as compared to the same period 2011.

Our cash, cash equivalents and short-term investments in debt securities less bank overdrafts as of 30 June 2012 amounted to USD 3,793 million. As of 30 June 2012, we had total liquidity of USD 25,533 million which consisted of USD 7,327 million available under committed long-term credit facilities, USD 14,000 million of additional facilities arranged to finance the acquisition of shares in Grupo Modelo, which remain fully undrawn, USD 413 million under short-term credit facilities and USD 3,793 million of cash, cash equivalents and short-term investments in debt securities less bank overdrafts. Although we may borrow such amounts to meet our liquidity needs, we principally rely on cash flows from operating activities to fund our continuing operation.

Capital Resources and Equity

Our net debt increased to USD 35,694 million as of 30 June 2012, from USD 34,688 million as of 31 December 2011.

Apart from operating results net of capital expenditures, the net debt is mainly impacted by dividend payments to our shareholders and Ambev shareholders (USD 3,079 million), the payment of interests and taxes (USD 1,849 million), the payment associated with the strategic alliance with Cervecería Nacional Dominicana S.A. (USD 1,262 million) and the impact of changes in foreign exchange rates (USD 232 million decrease of net debt).

The net debt to EBITDA, as defined (adjusted for exceptional items) ratio decreased from 2.26:1 at the end of 2011 to 2.24:1 before M&A activity, and increased to 2.33:1 on a reported basis, as of 30 June 2012. This increase was mainly due to the seasonality of our cash flows, driven by the timing of the dividend payment, as well as M&A activity.

Consolidated equity attributable to our equity holders as at 30 June 2012 was USD 37,692 million, compared to USD 37,492 million as at 31 December 2011. The combined effect of the strengthening of mainly the closing rates of the pound sterling and the Mexican peso and the weakening of mainly the closing rates of the Argentinean peso, the Brazilian real, the Canadian dollar, the Chinese yuan, the euro, the Russian ruble and the Ukrainian hryvnia, resulted in a negative foreign exchange translation adjustment of USD 84 million. Further details on equity movements can be found in our consolidated statement of changes in equity included herein.

The chart below shows the terms and debt repayment schedules of our debt as of 30 June 2012 (figures in USD billions):

Further details on interest bearing loans and borrowings, repayment schedules and liquidity risk, are disclosed in note 16 and note 18 to our unaudited interim condensed consolidated financial statements as of 30 June 2012, and for the six-month periods ended 30 June 2012 and 2011.

Outlook

Our outlook for 2012 is as follows:

We continue to see good momentum in our U.S. business, supported by a solid commercial plan, a healthy innovation pipeline and good revenue per hectoliter performance. We expect growth in the shipments to wholesales in the United States in the third and fourth quarter of 2012 as a result of the adjustments we have made to our shipping patterns. We expect our beer volume in Brazil to resume growth in the full year 2012, with a better balance between volume and price than the previous year.

We expect revenue per hectoliter to grow ahead of inflation, on a constant geographic basis, as a result of continued brand investment and revenue management best practices. In Brazil we expect full year 2012 beer revenue per hectoliter growth to be at least in line with inflation. When we make estimations on a constant geographic basis, we assume that each country in which we operate accounts for the same percentage of our global volume in 2012 as it did in 2011. In this way, for example, we seek to eliminate the impact for comparative purposes of faster growth in countries with lower revenue per hectoliter.

We expect cost of sales per hectoliter to increase by mid single digits in 2012 on a constant geographic basis, with global commodity cost increases being partly mitigated by procurement savings and efficiency gains in our operations.

We expect distribution expenses per hectoliter to increase by mid to high single digits. Given the performance in the six-month period ended 30 June 2012, this implies a growth in distribution expenses per hectoliter of mid single digits in the second half of the year. It should also be noted that the U.S. distribution system was amended at the start of the year, from a freight pass-through to a delivered price model. Consequently, in 2012, our cost of sales will decrease and our distribution expenses will increase, with no net impact on EBITDA, as defined. The 2012 quarterly results will therefore include a scope adjustment between cost of sales and distribution expenses of approximately 6% of 2011 North America cost of sales.

We will continue to drive top-line performance by investing behind our brands. We expect that this will lead to an increase in sales and marketing investments of mid to high single digits.

For the full year 2012, we expect the average coupon on net debt to be in the range of 5.0% to 5.5% per annum. In addition, there will be a non-cash accretion expense representing the IFRS accounting treatment for the put option associated with our investments in CND. This expense will be approximately USD 30 million per quarter, with approximately USD 20 million having already been recognized in the six-month period ended 30 June 2012, following the closing of the transaction in May 2012.

For the full year 2012, our expectation for net capital expenditure is approximately USD 3.2 billion.

As of 30 June 2012, approximately one third of our gross debt is denominated in currencies other than the US dollar, principally the euro. We remain fully committed to reaching our 2012 target of a net debt to normalized EBITDA, as defined (adjusted for exceptional items) ratio to 2:1, before M&A activity. Following the Grupo Modelo combination, we expect to be below this level during the course of 2014.

Recent Developments

Grupo Modelo

On 29 June 2012, AB InBev and Grupo Modelo, S.A.B. de C.V. announced that they had entered into an agreement under which AB InBev will acquire the remaining stake in Grupo Modelo that it does not already own for USD 9.15 per share in cash in a transaction valued at USD 20.1 billion. The combination will be completed through a series of steps that will simplify Grupo Modelo’s corporate structure, followed by an all-cash tender offer by AB InBev for all outstanding Grupo Modelo shares that it will not own at that time.

The agreement is a natural next step given AB InBev’s existing economic stake of more than 50% in Grupo Modelo and the successful long-term partnership between the two companies. The combined company would lead the global beer industry with roughly 400 million hectoliters of beer volume annually and 2012 estimated revenues of USD 47 billion. Its operations would span 24 countries with enhanced opportunities for 150 000 employees across the globe.

AB InBev has fully committed financing for the purchase of Grupo Modelo’s outstanding shares. The company has added USD 14 billion of additional bank facilities to existing liquidity through a new facility agreement which provides for a USD 8 billion three-year term facility and a USD 6 billion term facility with a maximum maturity of two years from the funding date.

In a related transaction announced on 29 June 2012, Grupo Modelo will sell its existing 50% stake in Crown Imports, the joint venture that imports and markets Grupo Modelo’s brands in the United States, to Constellation Brands for USD 1.85 billion, giving Constellation Brands 100% ownership and control. As a result, Grupo Modelo’s brands will continue to be imported, marketed and distributed independently in the U.S. through Crown Imports on similar economic terms it receives today, while AB InBev will ensure the continuity of supply, quality of products and ability to introduce innovations. Crown Imports will continue to manage all aspects of the business, including making marketing, distribution and pricing decisions.

The transaction is subject to regulatory approvals in the U.S., Mexico and other countries and other customary closing conditions. On 20 July 2012, Grupo Modelo held a shareholders’ meeting at which a majority of the shareholders approved amendments to Grupo Modelo’s by-laws and other steps required in connection with the agreement under which AB InBev will acquire the remaining stake in Grupo Modelo. The transaction is expected to close during the first quarter of 2013.

U.S. Bond Offer

On 16 July 2012, we announced that one of our subsidiaries, Anheuser-Busch InBev Worldwide Inc., issued USD 7.5 billion aggregate principal amount of bonds, consisting of USD 1.5 billion aggregate principal amount of fixed rate notes due 2015, USD 2.0 billion aggregate principal amount of fixed rate notes due 2017, USD 3.0 billion aggregate principal amount of fixed rate notes due 2022 and USD 1.0 billion aggregate principal amount of fixed rate notes due 2042. The notes will bear interest at an annual rate of 0.800% for the 2015 notes, 1.375% for the 2017 notes, 2.500% for the 2022 notes and 3.750% for the 2042 notes.

INDEX

1.	Unaudited condensed consolidated interim financial statements	22
1.1.	Unaudited condensed consolidated interim income statement	22
1.2.	Unaudited condensed consolidated interim statement of comprehensive income	22
1.3.	Unaudited condensed consolidated interim statement of financial position	23
1.4.	Unaudited condensed consolidated interim statement of changes in equity	24
1.5.	Unaudited condensed consolidated interim statement of cash flows	25
1.6.	Notes to the unaudited condensed consolidated interim financial statements	26

1.	Unaudited condensed consolidated interim financial statements

1.1.	Unaudited condensed consolidated interim income statement

For the six-month period ended 30 June Million US dollar, except earnings per shares in US dollar	Notes	2012	2011
Revenue		19 202	18 955
Cost of sales		(8 064)	(8 231)

Gross profit		11 138	10 724
Distribution expenses		(1 906)	(1 620)
Sales and marketing expenses		(2 683)	(2 540)
Administrative expenses		(1 027)	(990)
Other operating income/(expenses)		270	239
Restructuring (including impairment losses)	7	(7)	(156)
Business and asset disposal (including impairment losses)	7	39	55
Acquisition costs business combinations	7	(9)	(3)

Profit from operations		5 815	5 709
Finance cost	8	(1 225)	(2 001)
Finance income	8	428	212

Net finance cost		(797)	(1 789)
Share of result of associates	13	328	262

Profit before tax		5 346	4 182
Income tax expense	9	(750)	(796)

Profit		4 596	3 386
Attributable to:
Equity holders of AB InBev		3 648	2 414
Non-controlling interest		948	972
Basic earnings per share	15	2.28	1.51
Diluted earnings per share	15	2.25	1.50

1.2.	Unaudited condensed consolidated interim statement of comprehensive income

For the six-month period ended 30 June Million US dollar	2012	2011[1]
Profit	4 596	3 386
Other comprehensive income:
Translation reserves (gains/(losses))
Exchange differences on translation of foreign operations	(189)	(43)
Effective portion of changes in fair value of net investment hedges	(276)	294
Cash flow hedges
Recognized in equity	8	50
Removed from equity and included in profit or loss	(108)	86
Removed from equity and included in the initial cost of inventories and investments	(24)	(1)
Actuarial gains/(losses)	(24)	(34)
Share of other comprehensive results of associates	281	364

Other comprehensive income, net of tax	(332)	716
Total comprehensive income	4 264	4 102
Attributable to:
Equity holders of AB InBev	3 412	3 089
Non-controlling interest	852	1 013

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

[1]	Reclassified to conform to the 2012 presentation.

1.3.	Unaudited condensed consolidated interim statement of financial position

As at Million US dollar	Notes	30 June 2012	31 December 2011
ASSETS
Non-current assets
Property, plant and equipment	10	15 858	16 022
Goodwill	11	51 596	51 302
Intangible assets	12	24 214	23 818
Investments in associates	13	6 597	6 696
Investment securities		255	244
Deferred tax assets		905	673
Employee benefits		11	10
Trade and other receivables		1 570	1 339

		101 006	100 104
Current assets
Investment securities	14	120	103
Inventories		2 626	2 466
Income tax receivable		123	312
Trade and other receivables		4 312	4 121
Cash and cash equivalents	14	3 673	5 320
Assets held for sale		3	1

		10 857	12 323

Total assets		111 863	112 427
EQUITY AND LIABILITIES
Equity
Issued capital	15	1 734	1 734
Share premium		17 563	17 557
Reserves		268	381
Retained earnings		18 127	17 820

Equity attributable to equity holders of AB InBev		37 692	37 492
Non-controlling interest		4 030	3 552

		41 722	41 044
Non-current liabilities
Interest-bearing loans and borrowings	16	32 273	34 598
Employee benefits		3 177	3 440
Deferred tax liabilities		11 090	11 279
Trade and other payables		2 431	1 548
Provisions		731	874

		49 702	51 739
Current liabilities
Bank overdrafts	14	—	8
Interest-bearing loans and borrowings	16	7 570	5 559
Income tax payable		797	499
Trade and other payables		11 891	13 337
Provisions		181	241

		20 439	19 644

Total equity and liabilities		111 863	112 427

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

1.4.	Unaudited condensed consolidated interim statement of changes in equity

	Attributable to equity holders of AB InBev[1]									Non-controlling interest	Total equity
Million US dollar	Issued capital	Share premium	Treasury shares	Share- based payment reserves	Translation reserves	Hedging reserves	Actuarial gains/ (losses)	Retained earnings	Total
As per 1 January 2011	1 733	17 535	(1 233)	379	4 182	(306)	(687)	13 656	35 259	3 540	38 799
Profit	—	—	—	—	—	—	—	2 414	2 414	972	3 386
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	—	—	—	—	165	—	—	—	165	86	251
Cash flow hedges	—	—	—	—	—	172	—	—	172	(37)	135
Actuarial gains/(losses)	—	—	—	—	—	—	(26)	—	(26)	(8)	(34)
Share of other comprehensive results of associates	—	—	—	—	364	—	—	—	364	—	364
Total comprehensive income	—	—	—	—	529	172	(26)	2 414	3 089	1 013	4 102
Shares issued	—	11	—	—	—	—	—	—	11	—	11
Dividends	—	—	—	—	—	—	—	(1 686)	(1 686)	(702)	(2 388)
Treasury shares	—	—	19	—	—	—	—	—	19	(3)	16
Share-based payments	—	—	—	66	—	—	—	—	66	6	72
Scope and other changes	—	—	—	—	—	—	—	(4)	(4)	44	40

As per 30 June 2011	1 733	17 546	(1 214)	445	4 711	(134)	(713)	14 380	36 754	3 898	40 652

	Attributable to equity holders of AB InBev									Non-controlling interest	Total equity
Million US dollar	Issued capital	Share premium	Treasury shares	Share- based payment reserves	Translation reserves	Hedging reserves	Actuarial gains/ (losses)	Retained earnings	Total
As per 1 January 2012	1 734	17 557	(1 137)	536	2 418	(188)	(1 248)	17 820	37 492	3 552	41 044
Profit	—	—	—	—	—	—	—	3 648	3 648	948	4 596
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	—	—	—	—	(365)	—	—	—	(365)	(100)	(465)
Cash flow hedges	—	—	—	—	—	(138)	—	—	(138)	14	(124)
Actuarial gains/(losses)	—	—	—	—	—	—	(14)	—	(14)	(10)	(24)
Share of other comprehensive results of associates	—	—	—	—	281	—	—	—	281	—	281
Total comprehensive income	—	—	—	—	(84)	(138)	(14)	3 648	3 412	852	4 264
Shares issued	—	6	—	—	—	—	—	—	6	—	6
Dividends	—	—	—	—	—	—	—	(2 705)	(2 705)	(426)	(3 131)
Treasury shares	—	—	56	—	—	—	—	—	56	(3)	53
Share-based payments	—	—	—	67	—	—	—	—	67	6	73
Scope and other changes	—	—	—	—	—	—	—	(636)	(636)	49	(587)

As per 30 June 2012	1 734	17 563	(1 081)	603	2 334	(326)	(1 262)	18 127	37 692	4 030	41 722

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

[1]	Reclassified to conform to the 2012 presentation.

1.5.	Unaudited condensed consolidated interim statement of cash flows

For the six-month period ended 30 June Million US dollar	Notes	2012	2011
OPERATING ACTIVITIES
Profit		4 596	3 386
Depreciation, amortization and impairment		1 354	1 375
Impairment losses on receivables, inventories and other assets		49	14
Additions/(reversals) in provisions and employee benefits		98	211
Net finance cost	8	797	1 789
Loss/(gain) on sale of property, plant and equipment and intangible assets		(42)	(12)
Loss/(gain) on sale of subsidiaries, associates and assets held for sale		2	—
Equity-settled share-based payment expense	17	98	98
Income tax expense	9	750	796
Other non-cash items included in the profit		(38)	(135)
Share of result of associates	13	(328)	(262)

Cash flow from operating activities before changes in working capital and use of provisions		7 336	7 260
Decrease/(increase) in trade and other receivables		(114)	(164)
Decrease/(increase) in inventories		(227)	(220)
Increase/(decrease) in trade and other payables		(815)	(180)
Pension contributions and use of provisions		(453)	(393)

Cash generated from operations		5 727	6 303
Interest paid		(1 047)	(1 495)
Interest received		80	97
Dividends received		717	402
Income tax paid		(882)	(764)

CASH FLOW FROM OPERATING ACTIVITIES		4 595	4 543
INVESTING ACTIVITIES
Proceeds from sale of property, plant and equipment and of intangible assets		71	37
Acquisition of subsidiaries, net of cash acquired	6	(1 346)	(261)
Purchase of non-controlling interest	15	(25)	(5)
Acquisition of property, plant and equipment and of intangible assets	10/12	(1 210)	(1 545)
Net proceeds from sale/(acquisition) of investment in short-term debt securities		(1)	335
Net proceeds from sale/(acquisition) of other assets[1]		(34)	(33)
Net repayments/(payments) of loans granted		10	3

CASH FLOW FROM INVESTING ACTIVITIES		(2 535)	(1 469)
FINANCING ACTIVITIES
Net proceeds from the issue of share capital	15	95	128
Proceeds from borrowings		6 377	9 578
Payments on borrowings		(6 692)	(10 126)
Cash net finance costs other than interests		(214)	(553)
Dividends paid		(3 079)	(2 237)

CASH FLOW FROM FINANCING ACTIVITIES		(3 513)	(3 210)
Net increase/(decrease) in cash and cash equivalents		(1 453)	(136)
Cash and cash equivalents less bank overdrafts at beginning of year		5 312	4 497
Effect of exchange rate fluctuations		(186)	68

Cash and cash equivalents less bank overdrafts at end of period	14	3 673	4 429

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

[1]	Reclassified to conform to the 2012 presentation

1.6.	Notes to the unaudited condensed consolidated interim financial statements

Corporate information	27

Statement of compliance	27

Summary of significant accounting policies	27

Use of estimates and judgments	29

Segment reporting	30

Acquisitions and disposals of subsidiaries	31

Exceptional items	32

Finance cost and income	33

Income taxes	34

Property, plant and equipment	35

Goodwill	35

Intangible assets	36

Investment in associates	36

Cash and cash equivalents and investments in short-term debt securities	37

Changes in equity and earnings per share	37

Interest-bearing loans and borrowings	38

Share-based payments	40

Risks arising from financial instruments	40

Contingencies	42

Related parties	44

Events after the balance sheet date	44

1.	CORPORATE INFORMATION

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and our portfolio of well over 200 beer brands continues to forge strong connections with consumers. We invest the majority of our brand-building resources on our Focus Brands - those with the greatest growth potential such as global brands Budweiser®, Stella Artois® and Beck’s®, alongside Leffe®, Hoegaarden®, Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Hasseröder® and Jupiler®. In addition, the company owns a 50 percent equity interest in the operating subsidiary of Grupo Modelo, Mexico’s leading brewer and owner of the global Corona® brand. Anheuser-Busch InBev’s dedication to heritage and quality originates from the Den Hoorn brewery in Leuven, Belgium dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser-Busch InBev leverages the collective strengths of its approximately 116 000 employees based in 23 countries worldwide. In 2011, AB InBev realized 39.0 billion US dollar revenue. The company strives to be the Best Beer Company in a Better World.

The unaudited condensed consolidated interim financial statements of the company for the period ended 30 June 2012 comprise the company and its subsidiaries (together referred to as “AB InBev” or the “company”) and the company’s interest in associates and jointly controlled entities. The condensed consolidated interim financial statements as of 30 June 2012 and for the six months ended 30 June 2012 and 30 June 2011 are unaudited; however, in the opinion of the company, the interim data include all adjustments, consisting of only normally recurring adjustments, necessary for a fair statement of the results for the interim period.

The unaudited condensed consolidated interim financial statements were authorized for issue by the Board of Directors on 30 July 2012.

2.	STATEMENT OF COMPLIANCE

The unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standard (IFRS) IAS 34 Interim Financial Reporting as issued by the International Accounting Standard Board (IASB) and as adopted by the European Union. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the company as at and for the year ended 31 December 2011. AB InBev did not apply any European carve-outs from IFRS. AB InBev has not applied early any new IFRS requirements that are not yet effective in 2012.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied are consistent with those applied in the annual consolidated financial statements ended 31 December 2011, except as described below.

(A)	SUMMARY OF CHANGES IN ACCOUNTING POLICIES

A number of other new standards, amendment to standards and new interpretations became mandatory for the first time for the financial year beginning 1 January 2012, and have not been listed in these unaudited condensed consolidated interim financial statements because of either their non-applicability to or their immateriality to AB InBev’s consolidated financial statements.

(B)	FOREIGN CURRENCIES

FOREIGN CURRENCY TRANSACTIONS

Foreign currency transactions are accounted for at exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the balance sheet date rate. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to US dollar at foreign exchange rates ruling at the dates the fair value was determined.

TRANSLATION OF THE RESULTS AND FINANCIAL POSITION OF FOREIGN OPERATIONS

Assets and liabilities of foreign operations are translated to US dollar at foreign exchange rates prevailing at the balance sheet date. Income statements of foreign operations, excluding foreign entities in hyperinflationary economies, are translated to US dollar at exchange rates for the year approximating the foreign exchange rates prevailing at the dates of the transactions. The components of shareholders’ equity are translated at historical rates. Exchange differences arising from the translation of shareholders’ equity to US dollar at year-end exchange rates are taken to other comprehensive income (translation reserves).

In hyperinflationary economies, re-measurement of the local currency denominated non-monetary assets, liabilities, income statement accounts as well as equity accounts is made by applying a general price index. These re-measured accounts are used for conversion into US dollar at the closing exchange rate. AB InBev did not operate in hyperinflationary economies in 2011 and 2012.

EXCHANGE RATES

The most important exchange rates that have been used in preparing the financial statements are:

	Closing Rate			Average Rate
1 US dollar equals:	30 June 2012	31 December 2011	30 June 2011	30 June 2012	30 June 2011
Argentinean peso	4.525301	4.303188	4.111001	4.366299	4.030385
Brazilian real	2.021297	1.875798	1.561099	1.832082	1.632683
Canadian dollar	1.022319	1.021330	0.965267	1.001995	0.974538
Chinese yuan	6.355112	6.305587	6.463436	6.310920	6.540238
Euro	0.794281	0.772857	0.691898	0.765338	0.706712
Pound sterling	0.640825	0.645567	0.624472	0.631830	0.616992
Russian ruble	32.817460	32.195667	28.075718	30.404338	28.464314
Ukrainian hryvnia	7.992523	7.989837	7.972277	7.989581	7.936214

(C)	RECENTLY ISSUED IFRS

To the extent that new IFRS requirements are expected to be applicable in the future, they have been summarized hereafter. For the six-month period ended 30 June 2012, they have not been applied in preparing these unaudited condensed consolidated interim financial statements.

Standards related to the consolidation of the financial statements:

•	IFRS 10 Consolidated Financial Statements , which replaces IAS 27 and SIC-12;

•	IFRS 11 Joint Arrangements;

•	IFRS 12 Disclosure of Interests in Other Entities;

•	IAS 27 (Revised 2011), which has been amended for the issuance of IFRS 10 but retains the current guidance on separate financial statements;

•	IAS 28 (Revised 2011), which has been amended for conforming changes on the basis of the issuance of IFRS 10 and IFRS 11.

Other Standards:

•	IFRS 9 Financial Instruments;

•	IFRS 13 Fair Value Measurement;

•	IAS 19 Revised Employee Benefits.

IFRS 9 becomes mandatory for AB InBev’s 2015 consolidated financial statements. The other standards become mandatory for AB InBev’s 2013 consolidated financial statements. The company is currently assessing the impacts of IAS 19 Revised Employee Benefits on its consolidated financial statements. For the other standards mentioned above, it is anticipated that their application will not have a material impact on AB InBev’s consolidated financial statements in the period of initial application.

OTHER STANDARDS, INTERPRETATIONS AND AMENDMENTS TO STANDARDS

A number of other amendments to standards are effective for annual periods beginning after 1 January 2012, and have not been listed above because of either their non-applicability to or their immateriality to AB InBev’s consolidated financial statements.

4.	USE OF ESTIMATES AND JUDGMENTS

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Although each of its significant accounting policies reflects judgments, assessments or estimates, AB InBev believes that the following accounting policies reflect the most critical judgments, estimates and assumptions that are important to its business operations and the understanding of its results: business combinations, intangible assets, goodwill, impairment, provisions, share-based payments, employee benefits and accounting for current and deferred tax.

The fair values of acquired identifiable intangibles are based on an assessment of future cash flows. Impairment analyses of goodwill and indefinite-lived intangible assets are performed annually and whenever a triggering event has occurred, in order to determine whether the carrying value exceeds the recoverable amount. These calculations are based on estimates of future cash flows.

The company uses its judgment to select a variety of methods including the discounted cash flow method and option valuation models and make assumptions about the fair value of financial instruments that are mainly based on market conditions existing at each balance sheet date.

Actuarial assumptions are established to anticipate future events and are used in calculating pension and other postretirement benefit expense and liability. These factors include assumptions with respect to interest rates, expected investment returns on plan assets, rates of increase in health care costs, rates of future compensation increases, turnover rates, and life expectancy.

The company is subject to income tax in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income tax. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some subsidiaries within the group are involved in tax audits and local enquiries usually in relation to prior years. Investigations and negotiations with local tax authorities are ongoing in various jurisdictions at the balance sheet date and, by their nature, these can take considerable time to conclude. In assessing the amount of any income tax provisions to be recognized in the financial statements, estimation is made of the expected successful settlement of these matters. Estimates of interest and penalties on tax liabilities are also recorded. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period such determination is made.

Judgments made by management in the application of IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are further discussed in the relevant notes hereafter.

In preparing these unaudited condensed consolidated interim financial statements, the significant judgments made by management in applying the company’s accounting policies and the key sources of estimating uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended 31 December 2011.

5.	SEGMENT REPORTING

Segment information is presented by geographical segments, consistent with the information that is available and evaluated regularly by the chief operating decision maker. AB InBev operates its business through seven zones. Regional and operating company management is responsible for managing performance, underlying risks, and effectiveness of operations. Internally, AB InBev’s management uses performance indicators such as normalized profit from operations (normalized EBIT) and normalized EBITDA as measures of segment performance and to make decisions regarding allocation of resources. These measures are reconciled to segment profit in the tables presented (figures may not add up due to rounding).

All figures in the table below are stated in million US dollar, except volume (million hls). The information presented is for the six-month period ended 30 June, except for Statement of financial position comparatives at 31 December 2011.

	North America		Latin America North		Latin America South		Western Europe		Central and Eastern Europe		Asia Pacific		Global Export and Holding Companies		Consolidated
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Volume	63	64	59	56	17	16	14	15	11	13	28	26	3	3	195	193
Revenue	7 953	7 706	5 299	5 343	1 377	1 215	1 763	1 996	826	843	1 306	1 067	677	786	19 202	18 955
Cost of sales	(3 276)	(3 419)	(1 745)	(1 795)	(534)	(476)	(760)	(854)	(455)	(471)	(750)	(609)	(544)	(608)	(8 064)	(8 231)
Distribution expenses	(663)	(399)	(669)	(636)	(124)	(104)	(187)	(213)	(98)	(116)	(110)	(84)	(55)	(69)	(1 906)	(1 620)
Sales and marketing expenses	(897)	(834)	(653)	(635)	(147)	(131)	(337)	(386)	(208)	(206)	(337)	(256)	(103)	(92)	(2 683)	(2 540)
Administrative expenses	(239)	(268)	(264)	(239)	(44)	(39)	(131)	(151)	(51)	(50)	(122)	(97)	(177)	(145)	(1 027)	(990)
Other operating income/(expenses)	29	19	172	181	(7)	(4)	6	12	2	—	47	9	21	22	270	239
Normalized profit from operations (EBIT)	2 907	2 805	2 140	2 219	521	461	354	404	15	—	35	30	(180)	(105)	5 792	5 813
Exceptional items (refer to Note 7)	25	(44)	(15)	—	—	(3)	5	(103)	2	—	—	(2)	6	48	23	(104)
Profit from operations (EBIT)	2 932	2 761	2 125	2 219	521	458	359	301	18	—	35	28	(174)	(58)	5 815	5 709
Net finance cost	(226)	(288)	(125)	8	3	(9)	(130)	(175)	(53)	(44)	(1)	5	(266)	(1 286)	(797)	(1 789)
Share of result of associates	329	261	—	—	—	—	(1)	1		—	—	—	—	—	328	262
Profit before tax	3 035	2 734	2 000	2 227	524	449	228	127	(35)	(44)	34	33	(440)	(1 344)	5 346	4 182
Income tax expense	(1 012)	(868)	(187)	(246)	(140)	(125)	(82)	11	(13)	12	(25)	(13)	709	433	(750)	(796)

Profit	2 022	1 866	1 813	1 981	384	325	146	137	(48)	(32)	9	20	269	(911)	4 596	3 386
Normalized EBITDA	3 313	3 233	2 500	2 556	605	545	523	588	114	99	188	151	(96)	(17)	7 146	7 155
Exceptional items (including impairment)	25	(44)	(15)	—	—	(3)	5	(103)	2	—	—	(2)	6	48	23	(104)
Depreciation, amortization and impairment	(406)	(429)	(360)	(337)	(84)	(84)	(169)	(184)	(98)	(99)	(153)	(121)	(84)	(88)	(1 354)	(1 342)
Net finance cost	(226)	(288)	(125)	8	3	(9)	(130)	(175)	(53)	(44)	(1)	5	(266)	(1 286)	(797)	(1 789)
Share of results of associates	329	261	—	—	—	—	(1)	1	—	—	—	—	—	—	328	262
Income tax expense	(1 012)	(868)	(187)	(246)	(140)	(125)	(82)	11	(13)	12	(25)	(13)	709	433	(750)	(796)

Profit	2 022	1 866	1 813	1 981	384	325	146	137	(48)	(32)	9	20	269	(911)	4 596	3 386
Normalized EBITDA margin in %	41.7%	42.0%	47.2%	47.8%	43.9%	44.9%	29.7%	29.5%	13.8%	11.7%	14.4%	14.2%	—	—	37.2%	37.7%
Segment assets	71 211	71 233	18 018	17 133	3 774	3 969	5 707	5 676	2 141	2 179	4 752	4 577	3 575	4 475	109 178	109 242
Intersegment elimination															(3 324)	(3 978)
Non-segmented assets															6 009	7 163

Total assets															111 863	112 427
Segment liabilities	6 952	6 762	5 461	6 004	951	1 232	3 198	3 009	662	526	2 188	1 921	1 985	3 923	21 397	23 377
Intersegment elimination															(3 324)	(3 978)
Non-segmented liabilities															93 790	93 028

Total liabilities															111 863	112 427

6.	ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES

The table below summarizes the impact of the acquisitions and disposals on the Statement of financial position and cash flows of AB InBev for 30 June 2012 and 2011:

Million US dollar	2012 Acquisitions	2011 Acquisitions
Non-current assets
Property, plant and equipment	379	87
Intangible assets	486	101
Interest-bearing loans granted	311	—
Deferred tax assets	—	7
Trade and other receivables	1	—
Current assets
Inventories	32	9
Trade and other receivables	52	5
Cash and cash equivalents	28	46
Assets classified as held for sale	2	—
Non-current liabilities
Interest-bearing loans and borrowings	(229)	—
Trade and other payables	(10)	(33)
Employee benefits	(4)	—
Provisions	(21)	—
Deferred tax liabilities	(143)	(15)
Current liabilities
Income tax payable	—	(2)
Interest-bearing loans and borrowings	(45)	—
Trade and other payables	(60)	(28)

Net identifiable assets and liabilities	779	177
Goodwill on acquisitions	1 097	144
Decrease/(increase) on non-controlling interests	(355)	—
Consideration to be paid	(1)	(18)
Net cash paid on prior years acquisitions	8	4
Non-cash consideration	(154)	—

Consideration paid, settled in cash	1 374	307
Cash (acquired)	(28)	(46)

Net cash outflow	1 346	261

2012 ACQUISITIONS

ACQUISITION OF CERVECERIA NACIONAL DOMINICANA

On 11 May 2012, AB InBev announced that Ambev and E. León Jimenes S.A. (“ELJ”), which owned 83.5% of Cervecería Nacional Dominicana S.A. (“CND”), entered into a transaction to form a strategic alliance to create the leading beverage company in the Caribbean through the combination of their businesses in the region. Ambev’s initial indirect interest in CND was acquired through a cash payment of 1 025m US dollar and the contribution of Ambev Dominicana. Separately, Ambev Brazil acquired an additional stake in CND of 9.3%, which was owned by Heineken N.V., for 237m US dollar at the closing date. As at 30 June 2012 Ambev owns a total indirect interest of 51% in CND.

The company is in the process of finalizing the allocation of the purchase price to the individual assets acquired and liabilities assumed in compliance with IFRS 3. The provisional allocation of the purchase price included in the Statement of financial position as at 30 June is based on the current best estimates of AB InBev’s management with input from independent third parties. The completion of the purchase price allocation may result in further adjustment to the carrying value of CND’s recorded assets and liabilities and the determination of any residual amount that will be allocated to goodwill. The transaction resulted in the provisional recognition of goodwill for an amount of 1 083m US dollar as at 30 June 2012. The factors that contributed to the recognition of goodwill include the acquisition of an assembled workforce and expected synergies. As at 30 June 2012, the company is in the process of assessing the goodwill deductibility for tax purposes. Acquisition related costs amount to 9m US dollar and are included in the income statement – see Note 7 Exceptional items.

As of the completion date of the acquisition, CND contributed 85m US dollar to the revenue and 17m US dollar to the profit of AB InBev. If the acquisition date had been 1 January 2012 it is estimated that AB InBev’s revenue and profit would have been higher by 145m US dollar and 24m US dollar, respectively.

As part of the shareholders agreement between Ambev and ELJ, a put and call agreement option is in place, which may result in Ambev acquiring additional Class B shares of CND. The put option granted to ELJ is exercisable as of the first year following the transaction and the call option is exercisable as of 1 January 2019. The valuation of these options is based on the EBITDA of the consolidated operations in Dominican Republic. As of 30 June 2012 the put option was valued at 1 023m US dollar and was recognized as a liability against equity in line with IFRS 3. No value was allocated to the call option.

OTHER ACQUISITIONS

In January, the company acquired Western Beverage LLC in Eugene, Oregon, United States, a major wholesaler in that territory. Furthermore, Ambev acquired all the shares issued by the company Lachaise Aromas e Participações Ltda., whose main corporate purpose is the production of flavorings, a necessary component in the production of concentrates. The acquired businesses had an immaterial impact on profit in the first six months of the year. The company is in the process of finalizing the allocation of the purchase price to the individual assets acquired and liabilities assumed in compliance with IFRS 3.

During the first six months of 2012, AB InBev paid 8m US dollar to former Anheuser-Busch shareholders (4m US dollar in the first six months of 2011). By 30 June 2012, 17m US dollar consideration remains payable to former Anheuser-Busch shareholders whom did not yet claim the proceeds. This payable is recognized as a deferred consideration on acquisitions.

2011 ACQUISITIONS

On 28 February 2011, the company closed a transaction with Dalian Daxue Group Co. Ltd and Kirin (China) Investment Co. Ltd to acquire a 100% equity interest in Liaoning Dalian Daxue Brewery Co. Ltd., which is among the top three breweries in Liaoning province. Daxue brews, markets and distributes major beer brands including “Daxue”, “Xiao Bang” and “Da Bang” which are popular beer brands in the south of Liaoning province.

On 1 May 2011, the company acquired Fulton Street Brewery LLC, also known as Goose Island, a Midwest craft brewer in the United States. Goose Island brews ales, such as 312 Urban Wheat Ale, Honkers Ale, India Pale Ale, Matilda, Pere Jacques, Sofie and a wide variety of seasonal draft only and barrel-aged releases, including Bourbon County Stout, the original bourbon barrel-aged beer.

On 31 May 2011, the company closed an agreement with Henan Weixue Beer Group Co. Ltd (China) to acquire its brands (Weixue and JiGongshan), assets and business, including its Xinyang brewery, Zhengzhou brewery and Gushi Brewery.

These acquired businesses had an immaterial impact on profit in the first six months of 2011.

DISPOSALS

No disposals occurred in the six-month period ending 30 June 2012 and 2011.

Upon completion of the sale of the Central European operations to CVC Capital Partners on 2 December 2009, the company received an unsecured deferred payment obligation with a six-year maturity. This deferred consideration with a notional amount of 300m euro had been reported for a fair value amount of 363m US dollar at year-end 2010. The expected collection of the unsecured deferred payment from the sale of the asset resulted in a fair value adjustment as at 30 June 2011 and led to the recognition of an exceptional gain of 45m US dollar – see Note 7 Exceptional items. The deferred consideration was classified as a short-term loan granted as at 30 June 2011. The loan was collected in July 2011.

7.	EXCEPTIONAL ITEMS

IAS 1 Presentation of financial statements requires material items of income and expense to be disclosed separately. Exceptional items are items, which in management’s judgment need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. The company considers these items to be of significance in nature, and accordingly, management has excluded these from their segment measure of performance as noted in Note 5 Segment reporting.

The exceptional items included in the income statement are as follows:

For the six-month period ended 30 June Million US dollar	2012	2011
Restructuring (including impairment losses)	(7)	(156)
Business and asset disposal (including impairment losses)	39	55
Acquisition costs business combinations	(9)	(3)

Impact on profit from operations	23	(104)

The exceptional restructuring charges for the six-month period ended 30 June 2012 total (7)m US dollar. These charges primarily relate to organizational alignments in North America and to the integration of Cervecería Nacional Dominicana S.A. in order to eliminate overlap or duplicated processes. These one-time expenses as a result of the series of decisions provide the company with a lower cost base besides a stronger focus on AB InBev’s core activities, quicker decision-making and improvements to efficiency, service and quality - see also Note 6 Acquisitions and disposals of subsidiaries.

39m US dollar business and asset disposal (including impairment losses) as per 30 June 2012 results mainly from the sale of non-core assets in the United States, with a net gain of 29m US dollar and 10m US dollar reversal of provisions for contractual exposures related to divestitures of previous years.

Acquisition costs of business combinations amount to (9)m US dollar per end of June 2012 and relate to the acquisition of Cervecería Nacional Dominicana S.A. on 11 May 2012 - see also Note 6 Acquisitions and disposals of subsidiaries.

The exceptional restructuring charges (including impairment losses) for the six-months ended 30 June 2011 total (156)m US dollar. The charges primarily relate to organizational alignments and outsourcing activities in Western Europe, North America and Latin America South in order to eliminate overlap or duplicated processes and activities across functions and zones, next to the closure of the Manitowoc Malt Plant in the United States.

55m US dollar business and asset disposal (including impairment losses) as per 30 June 2011 represents the adjustment of accruals and provisions relating to divestitures of previous years. 45m US dollar represents the fair value adjustment of the deferred consideration, related to the disposal of the Central European operations to CVC Capital Partners in 2009, in view of its cash settlement in July 2011- see also Note 6 Acquisitions and disposals of subsidiaries. 10m US dollar covers a reversal of exceptional impairment loss on current assets.

Acquisition costs of business combinations amount to (3)m US dollar per end of June 2011 and relate to the acquisition of Liaoning Dalian Daxue Brewery Co. Ltd on 28 February 2011, the acquisition of the brands, assets and business of Henan Weixue Beer Group Co. Ltd on 31 May 2011 and the acquisition of Fulton Street Brewery LLC (Goose Island) on 01 May 2011 - see also Note 6 Acquisitions and disposals of subsidiaries.

The company also incurred exceptional finance costs of (1)m US dollar for the six-months ended 30 June 2012 versus (363)m US dollar for the six-months ended 30 June 2011 – see also Note 8 Finance cost and income.

All the above amounts are before income taxes. The non-recurring items as at 30 June 2012 increased income taxes by 7m US dollar (30 June 2011: 122m US dollar decrease of income taxes).

Non-controlling interest on the exceptional items amounts to 5m US dollar for the six-month period ended 30 June 2012 (30 June 2011: 1m US dollar).

8.	FINANCE COST AND INCOME

FINANCE COSTS

For the six-month period ended 30 June Million US dollar	2012	2011
Interest expense	(1 029)	(1 500)
Capitalization of borrowing costs	29	49
Accretion expense	(109)	(94)
Net foreign exchange losses (net of the effect of foreign exchange derivative instruments)	(27)	—
Net losses on hedging instruments that are not part of a hedge accounting relationship	—	(23)
Tax on financial transactions	(42)	(15)
Other financial costs, including bank fees	(46)	(55)

	(1 224)	(1 638)
Exceptional finance costs	(1)	(363)

	(1 225)	(2 001)

Finance costs, excluding exceptional items, decreased by 414m US dollar from prior year mainly driven by lower interest charges, as well as negative results in 2011 on hedge instruments not part of a hedge accounting relationship entered into to hedge risks associated with different share based payment programs. This decrease was partially offset by higher net foreign exchange losses and higher tax on financial transactions.

Interest expense decreased by 471m US dollar compared to 2011. The decrease is due to lower debt positions and lower coupon resulting from the debt refinancing and repayments which occurred in 2011.

Borrowing costs capitalized relate to the capitalization of interest expenses directly attributable to the acquisition and construction of qualifying assets mainly in Brazil. Interests are capitalized at a borrowing rate ranging between 6% and 12.5%.

In 2011 AB InBev incurred 168m US dollar exceptional finance costs as a result of the repayments and refinancing of the senior facilities, generating negative mark-to-market adjustments resulting in hedging losses of 156m US dollar on interest rate swaps that became ineffective and incremental accretion expense of 12m US dollar. Additionally, AB InBev incurred finance costs of 195m US dollar as a result of the early redemption of a 1.25 billion US dollar note maturing in January 2014 and bearing interest at a rate of 7.20%. These amounts have been recorded as exceptional finance costs.

In light of the announced acquisition of the remaining stake in Grupo Modelo, AB InBev recognized an exceptional expense of 1m US dollar in 2012 related to commitment fees for the 2012 Facilities agreement. Such commitment fees accrue and are payable periodically on the aggregate undrawn but available funds under these facilities. See also note 16 Interest-bearing loans and borrowings.

Interest expense is presented net of the effect of interest rate derivative instruments hedging AB InBev’s interest rate risk – see also Note 28 Risks arising from financial instruments of the 31 December 2011 consolidated financial statements.

FINANCE INCOME

For the six-month period ended 30 June Million US dollar	2012	2011
Interest income	117	175
Net foreign exchange gains (net of the effect of foreign exchange derivative instruments)	—	5
Net gains on hedging instruments that are not part of a hedge accounting relationship	278	—
Net gains from hedge ineffectiveness	19	28
Other financial income	14	4

	428	212

In 2012, AB InBev incurred 278m US dollar of net gains on hedging instruments that are not part of a hedge accounting relationship arising mainly from positive results on derivative contracts entered into to hedge risks associated with different share based payment programs. These results were partially offset by costs of currency hedges.

No interest income was recognized on impaired financial assets.

9.	INCOME TAXES

Income taxes recognized in the income statement can be detailed as follows:

For the six-month period ended 30 June Million US dollar	2012	2011
Current year	(1 307)	(1 047)
Deferred tax (expense)/income	557	251

Total income tax expense in the income statement	(750)	(796)

The reconciliation of the effective tax rate with the aggregated weighted nominal tax rate can be summarized as follows:

For the six-month period ended 30 June Million US dollar	2012	2011
Profit before tax	5 346	4 182
Deduct share of result of associates	328	262

Profit before tax and before share of result of associates	5 018	3 920
Adjustments on taxable basis
Expenses not deductible for tax purposes	75	189
Taxable intercompany dividends	86	72
Non-taxable financial and other income	(368)	(386)

	4 811	3 795
Aggregated weighted nominal tax rate	32.7%	35.0%
Tax at aggregated weighted nominal tax rate	(1 574)	(1 328)
Adjustments on tax expense
Utilization of tax losses not previously recognized	1	27
Recognition of deferred tax assets on previous years’ tax losses	1	64
Write-down of deferred tax assets on tax losses and current year losses for which no deferred tax asset is recognized	(130)	(46)
(Underprovided)/overprovided in prior years	129	40
Tax savings from tax credits and special tax status	727	535
Change in tax rate	(4)	—
Withholding taxes	(60)	(75)
Other tax adjustments	160	(13)

	(750)	(796)
Effective tax rate	14.9%	20.3%

The total income tax expense for the six-month period ended 30 June 2012 amounts to 750m US dollar compared to 796m US dollar for the same period 2011. The effective tax rate decreased from 20.3% for the six-month period ended 30 June 2011 to 14.9% for the six-month period ended 30 June 2012. The decrease in effective tax rate mainly results from a shift in profit mix to countries with lower marginal tax rates, incremental tax benefits, the non-taxable nature of gains from certain derivatives related to the hedging of share-based payment programs, as well as the favorable outcomes of tax claims amounting to 136m US dollar.

10.	PROPERTY, PLANT AND EQUIPMENT

	30 June 2012					31 December 2011
Million US dollar	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total
Acquisition cost
Balance at end of previous year	7 849	18 781	3 239	1 488	31 357	30 296
Effect of movements in foreign exchange	(164)	(509)	(106)	(60)	(839)	(1 263)
Acquisitions	5	212	49	862	1 128	3 216
Acquisitions through business combinations	203	154	19	3	379	123
Disposals	(50)	(153)	(60)	—	(263)	(857)
Transfer (to)/from other asset categories and other movements	131	621	78	(861)	(31)	(158)

Balance at end of the period	7 974	19 106	3 219	1 432	31 731	31 357
Depreciation and impairment losses
Balance at end of previous year	(2 433)	(10 463)	(2 435)	(4)	(15 335)	(14 403)
Effect of movements in foreign exchange	71	315	82	—	468	714
Disposals	13	134	57	—	204	778
Depreciation	(159)	(871)	(163)	—	(1 193)	(2 401)
Impairment losses	(1)	(24)	—	—	(25)	(91)
Transfer to/(from) other asset categories and other movements	—	3	3	2	8	68

Balance at end of the period	(2 509)	(10 906)	(2 456)	(2)	(15 873)	(15 335)
Carrying amount
at 31 December 2011	5 416	8 318	804	1 484	16 022	16 022
at 30 June 2012	5 465	8 200	763	1 430	15 858	—

The transfer (to)/from other asset categories and other movements mainly relates to transfers from assets under construction to their respective asset categories, to contributions of assets to pension plans and to the separate presentation in the balance sheet of property, plant and equipment held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations.

The carrying amount of property, plant and equipment subject to restrictions on title amounts to 114m US dollar.

In the first six months of 2012, there were no significant changes in contractual commitments to purchase property, plant and equipment compared to 31 December 2011.

LEASED ASSETS

The company leases land and buildings as well as equipment under a number of finance lease agreements. The carrying amount as at 30 June 2012 of leased land and buildings was 171m US dollar (31 December 2011: 156m US dollar) and of leased plant and equipment 15m US dollar (31 December 2011: 17m US dollar).

11.	GOODWILL

Million US dollar	30 June 2012	31 December 2011
Acquisition cost
Balance at end of previous year	51 309	52 505
Effect of movements in foreign exchange	(803)	(1 336)
Purchases of non-controlling interest	—	(18)
Acquisitions through business combinations	1 097	158

Balance at end of the period	51 603	51 309
Impairment losses
Balance at end of previous year	(7)	(7)
Impairment losses	—	—

Balance at end of the period	(7)	(7)
Carrying amount
at 31 December 2011	51 302	51 302
at 30 June 2012	51 596	—

Goodwill increased from 51 302m US dollar per end of December 2011 to 51 596m US dollar per end of June 2012.

The effect of movements in foreign currency exchange rates during the six-month period ended 30 June 2012 amounts to (803)m US dollar.

The business combinations that took place in the first six months of 2012 are the acquisition of Western Beverage LLC in the United States and the acquisition of Lachaise Aromas e Participações Ltda by Ambev in Brazil in January 2012, and the acquisition of Cervecería Nacional Dominicana S.A in Dominican Republic in May 2012. These business combinations resulted in provisional goodwill recognition per end of June of 1 097m US dollar - see also Note 6 Acquisitions and disposals of subsidiaries.

2011 movements represent a (1 336)m US dollar effect of movements in foreign currency exchange rates, a subsequent fair value adjustment of (18)m US dollar related to a contingent consideration from the purchase of non-controlling interest in prior years and goodwill recognition of 158m US dollar for acquisitions through business combinations that took place in 2011. The business combinations that resulted in the recognition of goodwill in 2011 are the acquisition of Liaoning Dalian Daxue Brewery Co. Ltd in China on 28 February 2011, the acquisition of the brands, assets and business of Henan Weixue Beer Group Co. Ltd in China on 31 May 2011 and the acquisition of Fulton Street Brewery LLC (Goose Island) in the United States on 01 May 2011.

AB InBev’s annual goodwill impairment testing is performed during the fourth quarter of the year.

12.	INTANGIBLE ASSETS

	30 June 2012					31 December 2011
Million US dollar	Brands	Commercial intangibles	Software	Other	Total	Total
Acquisition cost
Balance at end of previous year	21 700	2 188	884	301	25 073	24 453
Effect of movements in foreign exchange	42	(92)	(29)	(5)	(84)	(106)
Acquisitions through business combinations	425	56	4	1	486	242
Acquisitions and expenditures	14	16	26	22	78	457
Disposals	—	(4)	—	—	(4)	(78)
Transfer (to)/from other asset categories	10	(11)	14	7	20	105

Balance at end of the period	22 191	2 153	899	326	25 569	25 073
Amortization and impairment losses
Balance at end of previous year	—	(544)	(670)	(41)	(1 255)	(1 094)
Effect of movements in foreign exchange	—	15	22	1	38	50
Amortization	—	(84)	(54)	(3)	(141)	(289)
Disposals	—	3	—	—	3	77
Transfer to other asset categories	—	—	—	—	—	1

Balance at end of the period	—	(610)	(702)	(43)	(1 355)	(1 255)
Carrying value
at 31 December 2011	21 700	1 644	214	260	23 818	23 818
at 30 June 2012	22 191	1 543	197	283	24 214	—

AB InBev is the owner of some of the world’s most valuable brands in the beer industry. As a result, brands and certain distribution rights are expected to generate positive cash flows for as long as the company owns the brands and distribution rights. Given AB InBev’s more than 600-year history, brands and certain distribution rights have been assigned indefinite lives.

Acquisitions and expenditures of commercial intangibles mainly represent supply and distribution rights, exclusive multi-year sponsorship rights and other commercial intangibles.

Intangible assets with indefinite useful lives are comprised primarily of brands and certain distribution rights that AB InBev purchases for its own products, and are tested for impairment during the fourth quarter of the year or whenever a triggering event has occurred.

13.	INVESTMENT IN ASSOCIATES

Million US dollar	30 June 2012	31 December 2011
Balance at end of previous year	6 696	7 295
Effect of movements in foreign exchange	290	(820)
Share of results of associates	328	623
Dividends	(717)	(403)
Other movements	—	1

Balance at end of the period	6 597	6 696

AB InBev holds a 35.31% direct interest in Grupo Modelo, Mexico’s largest brewer, and a 23.25% direct interest in Diblo S.A. de C.V., Grupo Modelo’s operating subsidiary, providing AB InBev with, directly and indirectly, an approximate 50.35% interest in Modelo without however having voting or other control of either Grupo Modelo or Diblo.

14.	CASH AND CASH EQUIVALENTS AND INVESTMENTS IN SHORT-TERM DEBT SECURITIES

CASH AND CASH EQUIVALENTS

Million US dollar	30 June 2012	31 December 2011
Short-term bank deposits	1 407	3 184
Cash and bank accounts	2 266	2 136

Cash and cash equivalents	3 673	5 320
Bank overdrafts	—	(8)

	3 673	5 312

As of 30 June 2012, cash and cash equivalents include restricted cash of 17m US dollar that reflects the outstanding consideration payable to former Anheuser-Busch shareholders who did not yet claim the proceeds (the related payable is recognized as a deferred consideration on acquisition).

INVESTMENTS IN SHORT-TERM DEBT SECURITIES

As of 30 June 2012, current debt securities of 120m US dollar mainly represented investments in Brazilian real denominated government debt securities in which the company had invested in order to facilitate liquidity and capital preservation. As of 31 December 2011, current debt securities available for sale of 103m US dollar were mainly comprised of investments in short-term deposits.

15.	CHANGES IN EQUITY AND EARNINGS PER SHARE

STATEMENT OF CAPITAL

The tables below summarize the changes in issued capital and treasury shares during the first six months of 2012:

ISSUED CAPITAL	Issued capital
	Million shares	Million US dollar
At the end of the previous year	1 606	1 734
Changes during the period	—	—

	1 606	1 734

TREASURY SHARES	Treasury shares		Result on the use of treasury shares Million US dollar
	Million shares	Million US dollar
At the end of the previous year	8.1	(394)	(743)
Changes during the period	(1.7)	77	(21)

	6.4	(317)	(764)

As at 30 June 2012, the total issued capital of 1 734m US dollar is represented by 1 606 314 531 shares without face value, of which 395 937 164 registered shares, 71 465 bearer shares and 1 210 305 902 dematerialized shares. For a total amount of capital of 3m US dollar (2m euro), there are still 2 832 101 of subscription rights outstanding corresponding with a maximum of 2 832 101 shares to be issued. The total of authorized, un-issued capital amounts to 47m US dollar (37m euro).

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the company. In respect of the company’s shares that are held by AB InBev, rights are suspended.

The shareholders’ structure based on the notifications made to the company pursuant to the Belgian Law of 02 May 2007 on the disclosure of significant shareholdings in listed companies is included in the Corporate Governance section of AB InBev’s annual report.

CHANGES IN OWNERSHIP INTERESTS

In compliance with IAS 27, the acquisition of additional shares in a subsidiary is accounted for as an equity transaction with owners.

During the first six months of 2012, AB InBev purchased non-controlling interests in subsidiaries for a total consideration of 29m US dollar. As the related subsidiaries were already fully consolidated, the purchases did not impact AB InBev’s profit, but reduced the non-controlling interests and thus impacted the profit attributable to equity holders of AB InBev.

DIVIDENDS

On 25 April 2012, a dividend of 1.20 euro per share or approximately 1 920m euro was approved at the shareholders meeting. This dividend was paid out on 3 May 2012.

On 26 April 2011, a dividend of 0.80 euro per share or approximately 1 276m euro was approved at the shareholders meeting. This dividend was paid out on 2 May 2011.

TRANSFERS FROM SUBSIDIARIES

The amount of dividends payable to AB InBev by its operating subsidiaries is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. Capital transfer restrictions are also common in certain emerging market countries, and may affect AB InBev’s flexibility in implementing a capital structure it believes to be efficient. Dividends paid to AB InBev by certain of its subsidiaries are also subject to withholding taxes. Withholding tax, if applicable, generally does not exceed 10%.

EARNINGS PER SHARE

The calculation of basic earnings per share for the six-month period ended 30 June 2012 is based on the profit attributable to equity holders of AB InBev of 3 648m US dollar (30 June 2011: 2 414m US dollar) and a weighted average number of ordinary shares outstanding per end of the period, calculated as follows:

Million shares	2012	2011
Issued ordinary shares at 1 January, net of treasury shares	1 598	1 593
Effect of shares issued/share buyback programs	1	1

Weighted average number of ordinary shares at 30 June	1 599	1 594

The calculation of diluted earnings per share for the six-month period ended 30 June 2012 is based on the profit attributable to equity holders of AB InBev of 3 648m US dollar (30 June 2011: 2 414m US dollar) and a weighted average number of ordinary shares (diluted) outstanding per end of the period, calculated as follows:

Million shares	2012	2011
Weighted average number of ordinary shares at 30 June	1 599	1 594
Effect of share options, warrants and restricted stock units	25	19

Weighted average number of ordinary shares (diluted) at 30 June	1 624	1 613

The calculation of earnings per share before exceptional items is based on the profit after tax and before exceptional items, attributable to equity holders of AB InBev. A reconciliation of profit before exceptional items, attributable to equity holders of AB InBev to profit attributable to equity holders of AB InBev is calculated as follows:

Million US dollar	2012	2011
Profit before exceptional items, attributable to equity holders of AB InBev	3 628	2 758
Exceptional items, after taxes, attributable to equity holders of AB InBev (refer to Note 7)	21	(51)
Exceptional finance cost, after taxes, attributable to equity holders of AB InBev (refer to Note 7)	(1)	(293)

Profit attributable to equity holders of AB InBev	3 648	2 414

The table below sets out the EPS calculation:

Million US dollar	2012	2011
Profit attributable to equity holders of AB InBev	3 648	2 414
Weighted average number of ordinary shares	1 599	1 594
Basic EPS	2.28	1.51
Profit before exceptional items, attributable to equity holders of AB InBev	3 628	2 758
Weighted average number of ordinary shares	1 599	1 594
EPS before exceptional items	2.27	1.73
Profit attributable to equity holders of AB InBev	3 648	2 414
Weighted average number of ordinary shares (diluted)	1 624	1 613
Diluted EPS	2.25	1.50
Profit before exceptional items, attributable to equity holders of AB InBev	3 628	2 758
Weighted average number of ordinary shares (diluted)	1 624	1 613
Diluted EPS before exceptional items	2.23	1.71

The average market value of the company’s shares for purposes of calculating the dilutive effect of share options and restricted stock units was based on quoted market prices for the period that the options and restricted stock units were outstanding. 4.3m share options and restricted stock units were anti-dilutive and not included in the calculation of the dilutive effect as at 30 June 2012.

16.	INTEREST-BEARING LOANS AND BORROWINGS

This note provides information about the company’s interest-bearing loans and borrowings. For more information about the company’s exposure to interest rate and foreign exposure currency risk - refer to Note 18 Risks arising from financial instruments.

NON-CURRENT LIABILITIES Million US dollar	30 June 2012	31 December 2011
Secured bank loans	65	95
Unsecured bank loans	4 616	4 022
Unsecured bond issues	27 389	30 278
Secured other loans	—	6
Unsecured other loans	74	77
Finance lease liabilities	129	120

	32 273	34 598

CURRENT LIABILITIES Million US dollar	30 June 2012	31 December 2011
Secured bank loans	50	60
Commercial papers	2 255	2 287
Unsecured bank loans	325	580
Unsecured bond issues	4 916	2 624
Secured other loans	6	—
Unsecured other loans	15	3
Finance lease liabilities	3	5

	7 570	5 559

The current and non-current interest-bearing loans and borrowings amount to 39.8 billion US dollar as of 30 June 2012, compared to 40.2 billion US dollar as of 31 December 2011.

In connection with the announcement on 29 June 2012 that AB InBev and Grupo Modelo entered into an agreement under which AB InBev will acquire the remaining stake in Grupo Modelo that it does not already own, AB InBev entered into a 14.0 billion US dollar long-term bank financing, dated as of 20 June 2012. The new financing consists of a 14.0 billion US dollar facilities agreement (“2012 Facilities Agreement”) comprising of “Facility A”, a term facility with a maximum maturity of two years from the funding date for up to 6.0 billion US dollar principal amount and “Facility B” a three-year term facility for up to 8.0 billion US dollar principal amount bearing interest at a floating rate equal to LIBOR, plus margins. The margins on each facility will be determined based on ratings assigned by rating agencies to AB InBev long-term debt. For Facility A, the margin ranges between 0.85% per annum and 2.15% per annum. For Facility B, the margin ranges between 1.10% per annum and 2.40% per annum. At AB InBev’s rating as of 30 June 2012, the initial margins would have been 1.00 % and 1.25% respectively. All proceeds from the drawdown under the 2012 Facilities Agreement must be applied, directly or indirectly, towards the acquisition of Grupo Modelo, refinancing of existing indebtedness of Grupo Modelo or any costs in connection therewith. As of 30 June 2012, both facilities remain undrawn. Each facility is available to be drawn until 20 June 2013, subject to an extension up to 20 December 2013 at AB InBev’s option. In the event that AB InBev chooses to extend the availability period, the tenor of Facility B will be reduced by the length of the period by which the availability period has been extended. Customary commitment fees are payable on any undrawn but available funds under the 2012 Facilities Agreement. These fees are recorded as exceptional finance cost.

During the second quarter of 2012, AB InBev early redeemed 185m US dollar aggregate principal amount of Anheuser-Busch fixed rate notes with several maturities ranging from 2032 to 2047.

As of 30 June 2012, the outstanding balance drawn under the amended 8.0 billion US dollar multi-currency revolving credit facility amounts to 830m US dollar.

Commercial papers amount to 2.3 billion US dollar as of 30 June 2012 and include programs in US dollar and euro with a total authorized issuance up to 3.0 billion US dollar and 1.0 billion euro, respectively.

TERMS AND DEBT REPAYMENT SCHEDULE AT 30 JUNE 2012 Million US dollar	Total	1 year or less	1-2 years	2-3 years	3-5 years	More than 5 years
Secured bank loans	115	50	18	16	21	10
Commercial papers	2 255	2 255	—	—	—	—
Unsecured bank loans	4 941	325	335	150	4 122	9
Unsecured bond issues	32 305	4 916	2 601	5 403	4 185	15 200
Secured other loans	6	6	—	—	—	—
Unsecured other loans	89	15	12	9	8	45
Finance lease liabilities	132	3	1	2	5	121

	39 843	7 570	2 967	5 580	8 341	15 385

TERMS AND DEBT REPAYMENT SCHEDULE AT 31 DECEMBER 2011 Million US dollar	Total	1 year or less	1-2 years	2-3 years	3-5 years	More than 5 years
Secured bank loans	155	60	30	26	33	6
Commercial papers	2 287	2 287	—	—	—	—
Unsecured bank loans	4 602	580	328	188	3 505	1
Unsecured bond issues	32 902	2 624	2 751	5 206	4 553	17 768
Secured other loans	6	—	6	—	—	—
Unsecured other loans	80	3	13	13	12	39
Finance lease liabilities	125	5	1	2	4	113

	40 157	5 559	3 129	5 435	8 107	17 927

Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash. Net debt is a financial performance indicator that is used by AB InBev’s management to highlight changes in the company’s overall liquidity position. The company believes that net debt is meaningful for investors as it is one of the primary measures AB InBev’s management uses when evaluating its progress towards deleveraging.

AB InBev’s net debt increased to 35.7 billion US dollar as of 30 June 2012, from 34.7 billion US dollar as of 31 December 2011. Apart from operating results net of capital expenditures, the net debt is mainly impacted by dividend payments to shareholders to AB InBev and Ambev (3 079m US dollar), the payment of interests and taxes (1 849m US dollar), the payment associated with the strategic alliance with Cervecería Nacional Dominicana S.A. (1 262m US dollar) and the impact of changes in foreign exchange rates (232m US dollar decrease of net debt).

The following table provides a reconciliation of AB InBev’s net debt as of the dates indicated:

Million US dollar	30 June 2012	31 December 2011
Non-current interest-bearing loans and borrowings	32 273	34 598
Current interest-bearing loans and borrowings	7 570	5 559

	39 843	40 157
Bank overdrafts	—	8
Cash and cash equivalents	(3 673)	(5 320)
Interest bearing loans granted (included within Trade and other receivables)	(333)	(30)
Debt securities (included within Investment securities)	(143)	(127)

Net debt	35 694	34 688

17.	SHARE-BASED PAYMENTS[1]

Different share and share option programs allow company senior management and members of the board of directors to receive or acquire shares of AB InBev or Ambev. For all option plans, the fair value of share-based payment compensation is estimated at grant date, using the binomial Hull model, modified to reflect the IFRS 2 Share-based Payment requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option.

Share-based payment transactions resulted in a total expense of 98m US dollar for the six-month period ended 30 June 2012 (including the variable compensation expense settled in shares), as compared to 97m US dollar for the six-month period ended 30 June 2011.

AB INBEV SHARE-BASED COMPENSATION PROGRAMS

During 2012, AB InBev issued 0.6m of matching restricted stock units, according to the Share-based compensation plan as amended as of 2010, in relation to the 2011 bonus. These matching restricted stock units are valued at the share price at the day of grant representing a fair value of approximately 45m US dollar, and cliff vest after five years. Additionally, the holders of the restricted stock units may be entitled to receive from AB InBev additional restricted stock units equal to the dividends declared since the restricted stock units were granted.

Further, AB InBev granted 0.2m warrants to members of the board of directors during 2012. These warrants vest in equal installments over a three-year period (one third on 1 January 2014, one third on 1 January 2015 and one third on 1 January 2016) and represent a fair value of approximately 3m US dollar.

AMBEV SHARE-BASED COMPENSATION PROGRAMS

Since 2005, Ambev has had a plan which is substantially similar to the Share-based compensation plan under which bonuses granted to company employees and management are partially settled in shares. Under the Share-based compensation plan as modified as of 2010, Ambev issued, in 2012, 0.6m restricted stock units with an estimated fair value of 25m US dollar.

In order to encourage the mobility of managers, the features of certain Ambev options granted in previous years have been modified whereby the dividend protection of these options was cancelled and replaced by the issuance of 0.1m options in 2012 representing the economic value of the dividend protection feature. Since there was no change between the fair value of the original award before the modification and the fair value of the modified award after the modification, no additional expense was recorded as a result of this modification.

18.	RISKS ARISING FROM FINANCIAL INSTRUMENTS

AB InBev’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest risk, commodity risk and equity risk), credit risk and liquidity risk. The company analyses each of these risks individually as well as on an interconnected basis, and defines strategies to manage the economic impact on the company’s performance in line with its financial risk management policy.

Some of the company’s risk management strategies include the usage of derivatives. The main derivative instruments used are foreign currency rate agreement, exchange traded foreign currency futures and options, interest rate swaps and forwards, cross currency interest rate swaps (“CCIRS”), exchange traded interest rate futures, commodity swaps, exchange traded commodity futures and equity swaps. AB InBev’s policy prohibits the use of derivatives in the context of speculative trading. Other than the disclosures below, there were no other material changes to Note 28 Risks arising from financial instruments of the 31 December 2011 consolidated financial statements.

The following table provides an overview of the derivative financial instruments outstanding at 30 June 2012 by maturity bucket. The amounts included in this table are the notional amounts.

[1]	Amounts have been converted to US dollar at the average rate of the period.

	30 June 2012					31 December 2011
Million US dollar	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years
Foreign currency
Forward exchange contracts	5 529	40	—	—	—	5 614	1 422	—	—	—
Foreign currency futures	2 301	—	—	—	—	1 118	180	5	—	—
Other foreign currency derivatives	160	—	—	—	—	—	—	—	—	—
Interest rate
Interest rate swaps	2 811	15 700	4 550	3 050	148	70 578	6 583	11 050	350	160
Cross currency interest rate swaps	2 587	1 032	946	1 142	360	887	955	639	973	1 532
Interest rate futures	101	—	49	—	—	145	—	4	43	3
Other interest rate derivatives	1 500	—	—	—	—	—	—	—	—	—
Commodities
Aluminum swaps	1 327	357	—	—	—	1 372	553	—	—	—
Other commodity derivatives	762	90	—	—	—	756	87	—	—	—
Equity
Equity derivatives	378	1 009	—	—	—	399	710	—	—	—

To finance the acquisition of Anheuser-Busch, AB InBev entered into a 45 billion US dollar senior facilities agreement, of which 44 billion US dollar was ultimately drawn (the “2008 senior facilities”). At the time of the Anheuser-Busch acquisition, the interest rate for an amount of up to 34.5 billion US dollar had effectively been fixed through a series of hedge arrangements at a weighted average rate of 3.875% per annum (plus applicable spreads) for the period 2009 to 2011 and a portion of the hedging arrangements had been successively extended for an additional two-year period. In 2009 the company repaid part of the 2008 senior facilities and in 2010, the 2008 senior facilities were fully refinanced and partially replaced by the 2010 senior facilities as described in Note 23 Interest-bearing loans and borrowings of the 31 December 2011 consolidated financial statements. Following the repayment and the refinancing activities performed throughout 2009, 2010 and 2011, the company entered into new interest rate swaps to unwind the ones that became freestanding as a result of these repayments. As of 31 December 2011, there were no remaining open positions covering the interest exposure on the outstanding balance drawn under the 2010 senior facilities. During the six-month period ended 30 June 2012 interest rate swaps for a notional equivalent of approximately 69.1 billion US dollar came to maturity.

Furthermore, during the six-month period ended 30 June 2012, the company entered into interest rate swaps for a total notional amount of 5.2 billion US dollar and into Treasury lock interest rate derivatives for a total notional amount of 1.5 billion US dollar in order to pre-hedge future bond issuances.

EQUITY PRICE RISK

During 2010, 2011 and 2012, AB InBev entered into a series of derivative contracts to hedge the risk arising from the different share-based payment programs. The purpose of these derivatives is to effectively hedge the risk that a price increase in the AB InBev shares will negatively impact future cash flows related to the share-based payments. These derivative instruments could not qualify for hedge accounting therefore they have not been designated in any hedging relationships.

As of 30 June 2012, an exposure for an equivalent of 21m of AB InBev shares was hedged, resulting in a total gain of 390m US dollar recognized in the profit or loss account for the period.

LIQUIDITY RISK

The following are the contractual maturities of non-derivative financial liabilities including interest payments and derivative financial assets and liabilities:

	30 June 2012
Million US dollar	Carrying amount[1]	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loans	(115)	(126)	(54)	(21)	(17)	(23)	(11)
Commercial papers	(2 255)	(2 259)	(2 259)	—	—	—	—
Unsecured bank loans	(4 941)	(5 355)	(438)	(445)	(242)	(4 220)	(10)
Unsecured bond issues	(32 305)	(49 705)	(6 543)	(4 267)	(6 910)	(6 620)	(25 365)
Secured other loans	(6)	(6)	(6)	—	—	—	—
Unsecured other loans	(89)	(133)	(18)	(17)	(13)	(12)	(73)
Finance lease liabilities	(132)	(269)	(15)	(12)	(12)	(25)	(205)
Trade and other payables	(12 634)	(12 753)	(10 718)	(136)	(148)	(230)	(1 521)

	(52 477)	(70 606)	(20 051)	(4 898)	(7 342)	(11 130)	(27 185)
Derivative financial assets/(liabilities)
Interest rate derivatives	(419)	(450)	(144)	(174)	(58)	(84)	10
Foreign exchange derivatives	(149)	(167)	(167)	—	—	—	—
Cross currency interest rate swaps	241	288	24	94	62	108	—
Commodity derivatives	(338)	(339)	(305)	(34)	—	—	—
Equity derivatives	236	238	98	140	—	—	—

	(429)	(430)	(494)	26	4	24	10
Of which: directly related to cash flow hedges	(527)	(573)	(335)	(90)	(64)	(84)	—

[1]	“Carrying amount” refers to net book value as recognized in the balance sheet at each reporting date.

	31 December 2011
Million US dollar	Carrying amount[1]	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loans	(155)	(169)	(65)	(33)	(29)	(36)	(6)
Commercial papers	(2 287)	(2 291)	(2 291)	—	—	—	—
Unsecured bank loans	(4 602)	(5 073)	(715)	(418)	(266)	(3 672)	(2)
Unsecured bond issues	(32 902)	(51 881)	(4 464)	(4 515)	(6 857)	(7 321)	(28 724)
Secured other loans	(6)	(6)	(1)	(5)	—	—	—
Unsecured other loans	(80)	(125)	(5)	(17)	(16)	(16)	(71)
Finance lease liabilities	(125)	(259)	(17)	(11)	(11)	(24)	(196)
Bank overdraft	(8)	(8)	(8)	—	—	—	—
Trade and other payables	(12 925)	(13 080)	(11 910)	(131)	(162)	(261)	(616)

	(53 090)	(72 892)	(19 476)	(5 130)	(7 341)	(11 330)	(29 615)
Derivative financial assets/(liabilities)
Interest rate derivatives	(710)	(712)	(541)	(145)	(34)	—	8
Foreign exchange derivatives	3	(7)	(7)	—	—	—	—
Cross currency interest rate swaps	189	221	(27)	(33)	162	60	59
Commodity derivatives	(324)	(324)	(250)	(74)	—	—	—
Equity derivatives	178	180	49	131	—	—	—

	(664)	(642)	(776)	(121)	128	60	67
Of which: directly related to cash flow hedges	(243)	(253)	(173)	(80)	—	—	—

FAIR VALUE

The following table summarizes for each type of derivative the fair values recognized as assets or liabilities in the balance sheet:

	Assets		Liabilities		Net
Million US dollar	30 June 2012	31 December 2011	30 June 2012	31 December 2011	30 June 2012	31 December 2011
Foreign currency
Forward exchange contracts	175	210	(277)	(208)	(102)	2
Foreign currency futures	73	32	(125)	(31)	(52)	1
Other foreign currency derivatives	5	—	—	—	5	—
Interest rate
Interest rate swaps	143	335	(548)	(1 045)	(405)	(710)
Cross currency interest rate swaps	503	407	(262)	(218)	241	189
Other interest rate derivatives	—	—	(14)	—	(14)	—
Commodities
Aluminum swaps	46	57	(373)	(341)	(327)	(284)
Sugar futures	6	11	(20)	(18)	(14)	(7)
Wheat futures	25	28	(12)	(38)	13	(10)
Other commodity derivatives	25	14	(35)	(37)	(10)	(23)
Equity
Equity derivatives	236	178	—	—	236	178

	1 237	1 272	1 666	(1 936)	(429)	(664)

During the six-month period ended 30 June 2012, the net mark-to-market balance for interest rate swaps decreased by 305m US dollar, mainly driven by payment of interests on hedging instruments not part of a hedge relationship.

As of 30 June 2012, the net mark-to-market liability of 548m US dollar for interest rate swaps mostly includes the un-paid portion of the hedges that were unwound as a result of the repayment and the refinancing of the 2008 and 2010 senior facilities and that have been recorded as exceptional costs in the income statement in 2009, 2010 and 2011 (see Note 23 Interest-bearing loans and borrowings of the 31 December 2011 consolidated financial statements), as well as the mark-to-market of 5.2 billion US dollar designated to pre-hedging future bond issuances.

19.	CONTINGENCIES[2]

The company has contingencies for which, in the opinion of management and its legal counsel, the risk of loss is possible but not probable and therefore no provisions have been recorded. The most significant contingencies are discussed below.

TAX MATTERS

As of 30 June 2012, AB InBev’s material tax proceedings mainly related to Ambev and its subsidiaries with a total estimated possible risk of loss of 9.9 billion Brazilian real (4.9 billion US dollar). As of 31 December 2011, the total estimated possible risk of loss amounted to 9.5 billion Brazilian real (5.1 billion US dollar).

[1]	“Carrying amount” refers to net book value as recognized in the balance sheet at each reporting date
[2]	Amounts have been converted to US dollar at the closing rate of the related period.

Approximately 7.1 billion Brazilian real (3.5 billion US dollar) of the aforementioned total estimated possible risk related to income tax and social contributions and approximately 2.4 billion Brazilian real (1.2 billion US dollar) related to value added and excise taxes, of which the most significant are discussed below. As of 31 December 2011, the amounts related to income tax and social contributions and to value added and excise taxes were 7.0 billion Brazilian real (3.7 billion US dollar) and 2.2 billion Brazilian real (1.2 billion US dollar), respectively.

During the first quarter 2005, certain subsidiaries of Ambev received a number of assessments from Brazilian federal tax authorities relating to profits of its foreign subsidiaries. In December 2008, the Administrative Court decided one of the tax assessments relating to earnings of Ambev’s foreign subsidiaries. This decision was partially favorable to Ambev, and in connection with the remaining part, Ambev filed an appeal to the Upper House of the Administrative Court and is awaiting its decision. With respect to another of the tax assessments relating to foreign profits, the Administrative Court rendered a decision favorable to Ambev in September 2011. After these decisions, Ambev estimates the total exposures of possible losses in relation to these assessments to be approximately 2.6 billion Brazilian real (1.3 billion US dollar) as of 30 June 2012. Ambev has not recorded any provision in connection therewith.

In December 2011, Ambev received a tax assessment related to the goodwill amortization resulting from Inbev Holding Brasil S.A. merger with Ambev. Ambev filed an appeal in June 2012 and awaits the administrative level decision (‘Conselho Administrativo de Recursos Fiscais do Ministério da Fazenda - CARF’). Ambev, based on the opinion of legal counsel, estimates the amount of possible losses in relation to this assessment to be approximately 3.6 billion Brazilian real (1.8 billion US dollar) as of 30 June 2012. Ambev has not recorded any provision in connection therewith. In the event Ambev would be required to pay these amounts, Anheuser-Busch InBev SA/NV will reimburse Ambev the amount proportional to the benefit received by Anheuser-Busch InBev SA/NV pursuant to the merger protocol, as well as the respective costs.

Ambev and certain of its subsidiaries received a number of assessments from Brazilian federal tax authorities relating to the consumption of income tax losses in relation to company mergers. Ambev estimates the total exposures of possible losses in relation to these assessments to be approximately of 534m Brazilian real (264m US dollar), as of 30 June 2012.

WARRANTS

Certain holders of warrants issued by Ambev in 1996 for exercise in 2003 proposed lawsuits to subscribe correspondent shares for an amount lower than Ambev considers as established upon the warrant issuance. In case Ambev loses the totality of these lawsuits, the issuance of 27 684 596 preferred shares and 6 881 719 common shares would be necessary. Ambev would receive in consideration funds that are materially lower than the current market value. This could result in a dilution of about 1% to all Ambev shareholders. Furthermore, the holders of these warrants are claiming that they should receive the dividends relative to these shares since 2003, approximately 314m Brazilian real (155m US dollar) in addition to legal fees. Ambev disputes these claims and intends to continue to vigorously defend its case

ANTITRUST MATTERS

On 22 July 2009, CADE, the Brazilian antitrust authority issued its ruling in Administrative Proceeding No. 08012.003805/2004-1. This proceeding was initiated in 2004 as a result of a complaint filed by Schincariol (a South American brewery and beverage maker based in Brazil) and had, as its main purpose, the investigation of Ambev’s conduct in the market, in particular its customer loyalty program known as “Tô Contigo” and which is similar to airline frequent flyer and other mileage programs. During its investigation, the Secretariat of Economic Law of the Ministry of Justice (“SDE”) concluded that the program should be considered anticompetitive unless certain adjustments were made. These adjustments had already been substantially incorporated into the current version of the Program. The SDE opinion did not threaten any fines and recommended that the other accusations be dismissed. After the SDE opinion was issued, the proceeding was sent to CADE, which issued a ruling that, among other things, imposed a fine in the amount of 353m Brazilian real (175m US dollar). Ambev believes that CADE’s decision was without merit and thus has challenged it before the federal courts, which have ordered the suspension of the fine and other parts of the decision upon its posting of a guarantee. Ambev has already rendered a court bond (carta de fiança) for this purpose. According to its advisors’ analysis, a loss is possible (but not probable), and therefore the company has not established a provision in its financial statements. This possible loss is expected to be limited to the aforementioned fine (which was 414m Brazilian Real (205m US dollar) as of 30 June 2012, reflecting accrued interests) and additional legal fees in connection with this matter. Ambev is also involved in other administrative proceedings before CADE and SDE, relating to the investigation of certain conduct, none of which the company believes contravenes applicable competition rules and regulations.

In August 2011, the German Federal Cartel Office (Bundeskartellamt) launched an investigation against several breweries and retailers in Germany in connection with an allegation of anticompetitive vertical price maintenance by breweries vis-à-vis their trading partners in Germany. Depending on the outcome of the investigation, the company may face fines. The company is taking the appropriate steps in the pending proceedings but has not recorded any provisions for any potential fines at this point in time, as it does not know whether it will eventually face any such fines and, in any event, cannot at this stage reliably estimate the appropriate amount. In addition, the company cannot at this stage estimate the likely timing of the resolution of this matter.

2009 DISPOSITIONS PENSION LITIGATION

On 1 December 2009, AB InBev and several of its related companies were sued in Federal Court in the Eastern District of Missouri in a lawsuit styled Richard F. Angevine v. AB InBev, et al. The plaintiff sought to represent a class of certain employees of Busch Entertainment Corporation, which was divested on 1 December 2009, and the four Metal Container Corporation plants which were divested on 1 October 2009. He also sought to represent certain employees of any other Anheuser-Busch Companies, Inc. (ABC) subsidiary that had been divested or may be divested during the 18 November 2008 and 17 November 2011 period. The lawsuit contained claims that the class was entitled to enhanced retirement benefits under sections 4.3 and 19.11(f) of the Anheuser-Busch Companies’ Salaried Employees’ Pension Plan (the “Plan”). Specifically, plaintiff alleged that the divestitures resulted in his “involuntarily termination” from “ABC and its operating division and subsidiaries” within three years of the 18 November 2008 ABC/InBev merger, which allegedly triggered the enhanced benefits under the Plan. The lawsuit claimed that by failing to provide the class members with these enhanced benefits, AB InBev, et al. breached their fiduciary duties under ERISA. The complaint sought punitive damages and attorneys’ fees. On 16 July 2010, the Court ruled that the claims for breach of fiduciary duty and punitive damages were not proper. The Court also found that Angevine did not exhaust his administrative remedies, which he must first do before filing a lawsuit. Angevine filed an appeal of this ruling with the Eighth Circuit Court of Appeals. On 22 July 2011, the Court of Appeals affirmed the decision of the lower court. No further appeals were filed.

On 15 September 2010, AB InBev and several of its related companies were sued in Federal Court for the Southern District of Ohio in a lawsuit entitled Rusby Adams et al. v. AB InBev et al. This lawsuit was filed by four employees of Metal Container Corporation’s facilities in Columbus, Ohio, Gainesville, Florida, and Ft. Atkinson, Wisconsin that were divested on 1 October 2009. Similar to the Angevine lawsuit, these plaintiffs seek to represent a class of participants of the Anheuser-Busch Companies’ Inc. Salaried Employees’ Pension Plan (the “Plan”) who had been employed by Anheuser-Busch Companies, Inc. subsidiaries that had been or may be divested during the period of 18 November 2008 and 17 November 2011. The plaintiffs also allege claims similar to the Angevine lawsuit: (1) that they are entitled to benefits under section 19.11(f) of the Plan; (2) that the denial of benefits was a breach of fiduciary duty. AB InBev believed that it has defenses to these claims, and filed a Motion to Dismiss. On April 25, 2011, the Court dismissed the breach of fiduciary duty claims, and the only remaining claim is for benefits under section 19.11(f). On 28 March 2012, the Court certified that the case could proceed as a class action comprised of former employees of the divested MCC operations. Merits briefing has been completed, and we are awaiting a decision by the Court.

On 10 January 2012, a class action complaint asserting claims very similar to those asserted in the Angevine lawsuit was filed in Federal Court for the Eastern District of Missouri, styled Nancy Anderson et al. v. Anheuser-Busch Companies Pension Plan et al. Unlike the Angevine case, however, the plaintiff in this matter alleges complete exhaustion of all administrative remedies. This complaint has not yet been served.

20.	RELATED PARTIES

There are no material changes to the company’s related party transactions during the first six months of 2012, compared to 2011.

21.	SUPPLEMENTAL GUARANTOR FINANCIAL INFORMATION

The following guarantor financial information is presented to comply with U.S. SEC disclosure requirements of Rule 3-10 of Regulation S-X.

The issuances or exchanges of securities described below are related to securities fully and unconditionally guaranteed by AB InBev SA/NV (the “Parent Guarantor SEC registered”) and also jointly and severally guaranteed by Anheuser-Busch Companies, LLC, BrandBrew S.A. and Cobrew NV/SA (the “Subsidiary Guarantors”):

•

On 13 October 2009, Anheuser-Busch InBev Worldwide Inc. issued (i) 1.5 billion US dollar principal amount of 3.0% unsecured notes due 2012, (ii) 1.25 billion US dollar principal amount of 4.125% unsecured notes due 2015, (iii) 2.25 billion US dollar principal amount of 5.375% unsecured notes due 2020 and (iv) 0.5 billion US dollar principal amount of 6.375% unsecured notes due 2040 (collectively the “October Notes”). The October Notes were exchanged for publicly registered notes on 8 February 2010.

•

On 24 March 2010, Anheuser-Busch Worldwide Inc. issued (i) 1.0 billion US dollar principal amount of 2.5% unsecured notes due 2013, (ii) 0.75 billion US dollar principal amount 3.625% unsecured notes due 2015, (iii) 1.0 billion US dollar principal amount of 5.0% due 2020 and (iv) 0.5 billion US dollar bearing interest at a floating rate of 3 month US dollar LIBOR plus 0.73% due 2013 (collectively the “March Notes”). These Notes were exchanged for publicly registered notes on 5 August 2010.

•	On 10 November 2010, Anheuser-Busch InBev Worldwide Inc. issued 0.75 billion Brazilian real principal amount of 9.75% notes due 2015.

•

On 24 January 2011, AB InBev Worldwide Inc. issued a series of notes in an aggregate principal amount of 1.65 billion, consisting of 0.65 billion US dollar aggregate principal amount of floating rate notes due 2014, 0.5 billion US dollar aggregate principal amount of fixed rate notes due 2016 and 0.5 billion US dollar aggregate principal amount of fixed rate notes due 2021. The notes bear interest at an annual rate of 55 basis points above three-month LIBOR for the floating rate notes, 2.875% for the 2016 notes, and 4.375% for the 2021 notes. The notes will mature on 27 January 2014 in the case of the floating rate notes, 15 February 2016 in the case of the 2016 notes and 15 February 2021 in the case of the 2021 notes. The issuance closed on 27 January 2011.

•

On 11 February 2011, Anheuser-Busch InBev Worldwide Inc. announced that it had filed a Registration Statement on Form F-4 with the United States Securities and Exchange Commission (“SEC”) seeking to undertake an exchange offer of (i) 1.25 billion US dollar principal amount of 7.2 % notes due 2014, (ii) 2.5 billion US dollar principal amount of 7.75 % notes due 2019, (iii) 1.25 billion US dollar principal amount of 8.2 % notes due 2039 (collectively the “January Notes”) and (iv) 1.55 billion US dollar principal amount of 5.375 % notes due 2014, (v) 1.0 billion US dollar principal amount of 6.875 % notes due 2019, and (vi) 0.45 billion US dollar principal amount of 8.0 % notes due 2039 (collectively the “May Notes”) . Anheuser-Busch InBev Worldwide would offer to exchange unregistered notes which have been privately issued under Rule 144A for freely tradable notes registered under the Securities Act of 1933 with otherwise substantially the same terms and conditions. The exchange offer closed on 14 March 2011.

•

On 19 May 2011, Anheuser-Busch InBev Worldwide Inc. announced that it has provided the holders of the 7.20% notes due 2014 (“Notes”) notice of its intention to redeem the outstanding 1.25 billion US dollar principal amount of the Notes, effective 20 June 2011. The Notes were originally issued on 12 January 2009 under the Base Indenture dated 12 January 2009 and the First Supplemental Indenture of the same date between Anheuser-Busch InBev Worldwide Inc. and The Bank of New York Mellon, as trustee. Such notes were exempt from registration under the Securities Act of 1933, as amended (“Securities Act”) and were voluntarily exchanged by Anheuser-Busch InBev Worldwide Inc. for freely tradable notes registered under the Securities Act with otherwise substantially identical terms and conditions in a tender offer that closed on 14 March 2011. The redemption closed on 20 June 2011.

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On 14 July 2011, Anheuser-Busch InBev Worldwide Inc. issued 1.05 billion US dollar aggregate principal amount of bonds, consisting of 300 million US dollar aggregate principal amount of floating rate notes due 2014 and 750 million US dollar aggregate principal amount of fixed rate notes due 2014. The notes will bear interest at an annual rate of 36 basis points above three-month LIBOR for the floating rate notes and 1.50% for the fixed rate notes.

The following condensed consolidating financial information presents the Condensed Consolidating Statement of Financial Position as of 30 June 2012 and 31 December 2011, the Condensed Consolidating Income Statements and Condensed Consolidating Statements of Cash Flows for the six-month period ended 30 June 2012 and 2011 of (a) AB InBev SA/NV (the “Parent Guarantor”), (b) Anheuser-Busch Worldwide Inc. (the Issuer), (c) the Subsidiary Guarantors, (d) the non-guarantor subsidiaries, (e) elimination entries necessary to consolidate the Parent with the issuer, the guarantor subsidiaries and the non-guarantor subsidiaries; and (f) the Company on a consolidated basis. Investments in consolidated subsidiaries are presented under the equity method of accounting. Separate financial statements and other disclosures with respect to the guarantor subsidiaries have not been provided as management believes the following information is sufficient, as the guarantor subsidiaries are 100% owned by the Parent and all guarantees are full and unconditional. Except as disclosed in Note 15 Changes in Equity and Earnings per Share, there are no restrictions on the Company’s ability to obtain funds from any of its direct or indirect wholly-owned subsidiaries through dividends, loans or advances.

CONDENSED CONSOLIDATING INCOME STATEMENT

For the six-month period ended 30 June 2012 Million US dollar	AB InBev NV/SA	AB InBev Worldwide Inc	Subsidiary Guarantors	Non-Guarantors	Eliminations	Total
Revenue	—	—	7 074	12 675	(547)	19 202
Cost of sales	—	—	(3 207)	(5 403)	546	(8 064)

Gross profit	—	—	3 867	7 272	(1)	11 138
Distribution expenses	—	—	(476)	(1 430)	—	(1 906)
Sales and marketing expenses	(44)	—	(772)	(1 867)	—	(2 683)
Administrative expenses	(140)	—	(163)	(724)	—	(1 027)
Other operating income/(expenses)	388	(163)	(71)	138	1	293

Profit from operations	204	(163)	2 385	3 389	—	5 815
Net finance cost	(51)	(1 174)	677	(249)	—	(797)
Share of result of associates	—	—	2	326	—	328
Profit before tax	153	(1 337)	3 064	3 466	—	5 346
Income tax expense	133	522	(825)	(580)	—	(750)
Profit	286	(815)	2 239	2 886	—	4 596
Income from subsidiaries	3 362	1 710	457	1 722	(7 251)	—
Profit	3 648	895	2 696	4 608	(7 251)	4 596
Attributable to:
Equity holders of AB InBev	3 648	895	2 696	3 660	(7 251)	3 648
Non-controlling interest	—	—	—	948	—	948

For the six-month period ended 30 June 2011 Million US dollar	AB InBev NV/SA	AB InBev Worldwide Inc	Subsidiary Guarantors	Non-Guarantors	Eliminations	Total
Revenue	—	—	6 789	12 712	(546)	18 955
Cost of sales	—	—	(3 315)	(5 461)	545	(8 231)

Gross profit	—	—	3 474	7 251	(1)	10 724
Distribution expenses	—	—	(207)	(1 413)	—	(1 620)
Sales and marketing expenses	(47)	—	(718)	(1 775)	—	(2 540)
Administrative expenses	(135)	—	(192)	(663)	—	(990)
Other operating income/(expenses)	364	(140)	(128)	38	1	135

Profit from operations	182	(140)	2 229	3 438	—	5 709
Net finance cost	(431)	(1 223)	155	(290)	—	(1 789)
Share of result of associates	—	—	4	258	—	262
Profit before tax	(249)	(1 363)	2 388	3 406	—	4 182
Income tax expense	(2)	500	(778)	(516)	—	(796)
Profit	(251)	(863)	1 610	2 890	—	3 386
Income from subsidiaries	2 665	1 581	526	1 151	(5 923)	—
Profit	2 414	718	2 136	4 041	(5 923)	3 386
Attributable to:
Equity holders of AB InBev	2 414	718	2 136	3 069	(5 923)	2 414
Non-controlling interest	—	—	—	972	—	972

CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL POSITION

For the six-month period ended 30 June 2012 Million US dollar	AB InBev NV/SA	AB InBev Worldwide Inc	Subsidiary Guarantors	Non-Guarantors	Eliminations	Total
ASSETS
Non-current assets
Property, plant and equipment	27	—	5 622	10 209	—	15 858
Goodwill	—	—	32 654	18 942	—	51 596
Intangible assets	379	—	21 595	2 240	—	24 214
Investments in subsidiaries	52 581	52 850	5 139	7 522	(118 092)	—
Investments in associates	—	—	52	6 545	—	6 597
Other non-current assets	103	333	32 599	5 753	(36 047)	2 741
	53 090	53 183	97 661	51 211	(154 139)	101 006
Current assets
Inventories	—	—	620	2 006	—	2 626
Trade and other receivables	2 737	—	4 973	6 067	(9 465)	4 312
Cash and cash equivalents	6	541	7 605	3 444	(7 923)	3 673
Other current assets	—	496	—	246	(496)	246
	2 743	1 037	13 198	11 763	(17 884)	10 857
Total assets	55 833	54 220	110 859	62 974	(172 023)	111 863
EQUITY AND LIABILITIES
Equity
Equity attributable to equity holders of AB InBev	37 692	14 966	76 449	26 676	(118 091)	37 692
Minority interest	—	—	10	4 020	—	4 030
	37 692	14 966	76 459	30 696	(118 091)	41 722
Non-current liabilities
Interest-bearing loans and borrowings	7 865	34 000	11 316	14 760	(35 668)	32 273
Employee benefits	4	—	1 944	1 229	—	3 177
Deferred tax liabilities	—	—	10 580	843	(333)	11 090
Other non-current liabilities	336	—	811	2 061	(46)	3 162
	8 205	34 000	24 651	18 893	(36 047)	49 702
Current liabilities
Interest-bearing loans and borrowings	3 364	4 670	4 458	3 521	(8 443)	7 570
Trade and other payables	581	584	2 956	8 793	(1 023)	11 891
Other current liabilities	5 991	—	2 335	1 071	(8 419)	978
	9 936	5254	9 749	13 385	(17 885)	20 439
Total equity and liabilities	55 833	54 220	110 859	62 974	(172 023)	111 863

As at 31 December 2011 Million US dollar	AB InBev NV/SA	AB InBev Worldwide Inc	Subsidiary Guarantors	Non-Guarantors	Eliminations	Total
ASSETS
Non-current assets
Property, plant and equipment	30	—	5 852	10 140	—	16 022
Goodwill	—	—	32 654	18 648	—	51 302
Intangible assets	388	—	21 590	1 840	—	23 818
Investments in subsidiaries	51 842	50 868	5 150	6 826	(114 686)	—
Investments in associates	—	—	51	6 645	—	6 696
Other non-current assets	107	317	32 755	5 256	(36 169)	2 266
	52 367	51 185	98 052	49 355	(150 855)	100 104
Current assets
Inventories	—	—	601	1 865	—	2 466
Trade and other receivables	2 241	—	5 084	6 271	(9 475)	4 121
Cash and cash equivalents	5	744	4 769	5 266	(5 464)	5 320
Other current assets	—	972	—	284	(840)	416
	2 246	1 716	10 454	13 686	(15 779)	12 323
Total assets	54 613	52 901	108 506	63 041	(166 634)	112 427
EQUITY AND LIABILITIES
Equity
Equity attributable to equity holders of AB InBev	37 492	13 782	74 279	26 627	(114 688)	37 492
Minority interest	—	—	10	3 542	—	3 552
	37 492	13 782	74 289	30 169	(114 688)	41 044
Non-current liabilities
Interest-bearing loans and borrowings	8 167	35 518	11 934	14 786	(35 807)	34 598
Employee benefits	4	—	2 150	1 286	—	3 440
Deferred tax liabilities	—	—	10 840	756	(317)	11 279
Other non-current liabilities	491	—	785	1 189	(43)	2 422
	8 662	35 518	25 709	18 017	(36 167)	51 739
Current liabilities
Interest-bearing loans and borrowings	2 486	3 169	3 611	4 099	(7 806)	5 559
Trade and other payables	787	432	4 037	9 750	(1 669)	13 337
Other current liabilities	5 186	—	860	1 006	(6 304)	748
	8 459	3 601	8 508	14 855	(15 779)	19 644
Total equity and liabilities	54 613	52 901	108 506	63 041	(166 634)	112 427

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the six-month period ended 30 June 2012 Million US dollar	AB InBev NV/SA	AB InBev Worldwide Inc	Subsidiary Guarantors	Non-Guarantors	Eliminations	Total
OPERATING ACTIVITIES
Profit	3 648	895	2 696	4 608	(7 251)	4 596
Depreciation, amortization and impairment	38	—	373	943	—	1 354
Net finance cost	51	1 174	(677)	249	—	797
Income tax expense	(133)	(522)	825	580	—	750
Investment income	(3 362)	(1 710)	(457)	(1 722)	7 251	—
Other items	36	—	77	(274)	—	(161)
Cash flow from operating activities before changes in working capital and use of provisions	278	(163)	2 837	4 384	—	7 336
Working capital and provisions	397	1 136	(2 011)	(1 177)	46	(1 609)
Cash generated from operations	675	973	826	3 207	46	5 727
Interest paid, net	(343)	(1 169)	576	(26)	(5)	(967)
Dividends received	904	—	717	78	(982)	717
Income tax paid	(1)	—	(273)	(608)	—	(882)
CASH FLOW FROM OPERATING ACTIVITIES	1 235	(196)	1 846	2 651	(941)	4 595
INVESTING ACTIVITIES
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	—	(8)	(71)	(1 267)	—	(1 346)
Acquisition of property, plant and equipment and of intangible assets	(56)	—	(128)	(1 026)	—	(1 210)
Net proceeds/(acquisition) of other assets	—	—	26	(15)	—	11
Net repayments/(payments) of loans granted	(1 041)	—	(1 740)	(313)	3 104	10
CASH FLOW FROM INVESTING ACTIVITIES	(1 097)	(8)	(1 913)	(2 621)	3 104	(2 535)
FINANCING ACTIVITIES
Intra-group capital reimbursements	525	—	—	(525)	—	—
Proceeds from borrowings	5 224	1	3 739	815	(3 402)	6 377
Payments on borrowings	(4 468)	—	(1 521)	(938)	235	(6 692)
Other financing activities	384	—	(488)	(15)	—	(119)
Dividends paid	(2 533)	—	(425)	(1 103)	982	(3 079)
CASH FLOW FROM FINANCING ACTIVITIES	(868)	1	1 305	(1 766)	(2 185)	(3 513)
Net increase/(decrease) in cash and cash equivalents	(730)	(203)	1 238	(1 736)	(22)	(1 453)
Cash and cash equivalents less bank overdrafts at beginning of year	(5 159)	745	4 767	4 959	—	5 312
Effect of exchange rate fluctuations	(84)	—	(42)	(82)	22	(186)
Cash and cash equivalents less bank overdrafts at end of year	(5 973)	542	5 963	3 141	—	3 673

For the six-month period ended 30 June 2011 Million US dollar	AB InBev NV/SA	AB InBev Worldwide Inc	Subsidiary Guarantors	Non-Guarantors	Eliminations	Total
OPERATING ACTIVITIES
Profit	2 414	718	2 136	4 041	(5 923)	3 386
Depreciation, amortization and impairment	37	—	415	923	—	1 375
Net finance cost	431	1 223	(155)	290	—	1 789
Income tax expense	2	(501)	778	517	—	796
Investment income	(2 665)	(1 581)	(526)	(1 151)	5 923	—
Other items	40	—	(27)	(99)	—	(86)
Cash flow from operating activities before changes in working capital and use of provisions	258	(141)	2 621	4 522	—	7 260
Working capital and provisions	(214)	834	(979)	(588)	(10)	(957)
Cash generated from operations	44	693	1 642	3 934	(10)	6 303
Interest paid, net	(347)	(1 046)	311	(315)	(1)	(1 398)
Dividends received	1 438	—	402	1 046	(2 484)	402
Income tax paid	(2)	—	(243)	(519)	—	(764)
CASH FLOW FROM OPERATING ACTIVITIES	1 133	(353)	2 112	4 146	(2 495)	4 543
INVESTING ACTIVITIES
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	2	(4)	(40)	(262)	43	(261)
Acquisition of property, plant and equipment and of intangible assets	(26)	—	(111)	(1 408)	—	(1 545)
Net proceeds/(acquisition) of other assets	(2)	—	19	317	—	334
Net repayments/(payments) of loans granted	(5 115)	—	(998)	824	5 292	3
CASH FLOW FROM INVESTING ACTIVITIES	(5 141)	(4)	(1 130)	(529)	5 335	(1 469)
FINANCING ACTIVITIES
Intra-group capital reimbursements	227	372	2	(601)	—	—
Proceeds from borrowings	6 576	2 516	604	6 436	(6 554)	9 578
Payments on borrowings	(6 252)	(2 350)	(871)	(2 040)	1 387	(10 126)
Other financing activities	139	(181)	(218)	(123)	(42)	(425)
Dividends paid	(1 780)	—	(150)	(2 769)	2 462	(2 237)
CASH FLOW FROM FINANCING ACTIVITIES	(1 317)	(15)	(635)	1 504	(2 747)	(3 210)
Net increase/(decrease) in cash and cash equivalents	(5 325)	(372)	347	5 121	93	(136)
Cash and cash equivalents less bank overdrafts at beginning of year	(2 127)	570	1 562	4 492	—	4 497
Effect of exchange rate fluctuations	261	—	(38)	(62)	(93)	68
Cash and cash equivalents less bank overdrafts at end of year	(7 191)	198	1 871	9 551	—	4 429

22.	EVENTS AFTER THE BALANCE SHEET DATE

On 16 July 2012, Anheuser-Busch InBev Worldwide Inc., a subsidiary of AB InBev, issued 7.5 billion US dollar aggregate principal amount of bonds, consisting of 1.5 billion US dollar aggregate principal amount of fixed rate notes due 2015, 2.0 billion US dollar aggregate principal amount of fixed rate notes due 2017, 3.0 billion US dollar aggregate principal amount of fixed rate notes due 2022 and 1.0 billion US dollar aggregate principal amount of fixed rate notes due 2042. The notes will bear interest at an annual rate of 0.800% for the 2015 notes, 1.375% for the 2017 notes, 2.500% for the 2022 notes and 3.750% for the 2042 notes.